HellerEhrman

July 28, 2004


04036088

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200


SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2004
WASH, D.C. 185 SECTION

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Legend Group Ltd

SEC FILE NO. 82-3950

Re: ~~Lenovo Group Limited~~
(Formerly known as Legend Group Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Lenovo Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the poll results of annual general meeting held on July 23, 2004, dated July 23, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on July 26, 2004;

2. The Company's announcement regarding notice of annual general meeting, dated June 9, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on June 10, 2004;

BEST AVAILABLE COPY

3. The Company's announcement regarding the 2003/2004 annual results, dated June 2, 2004, published (in English language) in the South China Morning Post, The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on June 3, 2004;

4. The Company's announcement regarding continuing connected transactions, dated June 2, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on June 3, 2004;

5. The Company's announcement regarding connected transactions, dated May 18, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on May 19, 2004; and

6. The Company's announcement regarding the increase in the price of the shares of the Company, dated May 19, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on May 20, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Lenovo Group Limited

H:\DLAI\ADR\19092\0001\44SEC.doc

The Standard 26 July 2004

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

STOCK CODE: 0992

Annual General Meeting held on 23 July 2004 – Poll Results

At the annual general meeting held on 23 July 2004 ("AGM") of Lenovo Group Limited (the "Company"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of AGM dated 9 June 2004. All resolutions were approved by shareholders and the voting details are as follows:

Resolutions	No. of Votes (Approx. %)	
	For	**Against**
1. To receive and consider the audited accounts for the year ended 31 March 2004 together with the reports of the directors and auditors thereon	4,741,508,627 (100%)	0 (0%)
2. To declare a final dividend.	4,742,762,627 (100%)	0 (0%)
3(a). To re-elect Mr Zeng Maochao as director.	4,647,116,627 (98.72%)	60,203,000 (1.28%)
3(b). To re-elect Mr Wong Wai Ming as director.	4,647,116,627 (98.72%)	60,203,000 (1.28%)
3(c). To authorise the directors to fix directors' fees.	4,647,016,267 (98.72%)	60,302,560 (1.28%)
4. To re-appoint PricewaterhouseCoopers as auditors and authorise the directors to fix auditors' remuneration.	4,707,902,627 (100%)	0 (0%)
5. To approve the general mandate for the issue of additional shares of the Company.	4,343,616,289 (91.57%)	400,102,338 (8.43%)
6. To approve the general mandate for the repurchase of shares of the Company.	4,742,722,627 (99.999%)	2,000 (0.001%)
7. To approve the extension to the general mandate for the issue of shares granted under Resolution 5 to include the repurchased shares.	4,739,699,640 (99.94%)	3,050,987 (0.06%)
8. To approve the amendments to the Articles of Association of the Company.	4,681,192,767 (99.98%)	747,860 (0.02%)

Resolutions 1 to 7 were passed as ordinary resolutions, and Resolution 8 was passed as a special resolution. Shareholders may refer to the circular dated 15 June 2004 for details of some of the resolutions.

As at the date of the AGM, the issued share capital of the Company is 7,473,066,108 shares. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
Liu Chuanzhi
Chairman

As at the date of this announcement, the Board is comprised of three executive directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive director, namely Mr Zeng Maochao and three independent non-executive directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

23 July 2004, Hong Kong

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

股份代號：0992

二零零四年七月二十三日舉行之
股東週年大會－投票表決結果

下列載於二零零四年六月九日股東週年大會通告內之各項決議案已由股東於二零零四年七月二十三日舉行之聯想集團有限公司(「本公司」)股東週年大會上經由主席提出以書面點票形式投票及經股東通過。投票詳情如下：

決議案	票數(概約%)	
	贊成	反對
1. 省覽及接納截至二零零四年三月三十一日止年度之經審核賬目及董事會與核數師之報告。	4,741,508,627 (100%)	0 (0%)
2. 宣佈派發末期股息。	4,742,762,627 (100%)	0 (0%)
3(a) 重選曾茂朝先生連任董事。	4,647,116,627 (98.72%)	60,203,000 (1.28%)
3(b) 重選黃偉明先生連任董事。	4,647,116,627 (98.72%)	60,203,000 (1.28%)
3(c) 授權董事會釐定董事袍金。	4,647,016,267 (98.72%)	60,302,560 (1.28%)
4. 續聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定核數師酬金。	4,707,902,627 (100%)	0 (0%)
5. 批准增發本公司股份之一般授權。	4,343,616,289 (91.57%)	400,102,338 (8.43%)
6. 批准購回本公司股份之一般授權。	4,742,722,627 (99.999%)	2,000 (0.001%)
7. 批准擴大第5項決議案授出之發行股份之一般授權包括購回股份。	4,739,699,640 (99.94%)	3,050,987 (0.06%)
8. 批准修訂本公司組織章程細則。	4,681,192,767 (99.98%)	747,860 (0.02%)

第1項至第7項決議案已被通過為普通決議案，而第8項決議案已被通過為特別決議案。有關部份決議案之詳情，股東可參考日期為二零零四年六月十五日之股東通函。

於股東週年大會會議當日，本公司已發行股數為7,473,066,108股。股東於股東週年大會上就上述決議案投票時，未受任何限制。

本公司股票過戶登記處雅柏勤證券登記有限公司於股東週年大會上擔任投票表決之監票員。

承董事會命
主席
柳傳志

於本公佈日期，董事會成員包括三位執行董事，即柳傳志先生、楊元慶先生及馬雪征女士，一位非執行董事，即曾茂朝先生，以及三位獨立非執行董事，即黃偉明先生、吳家瑋教授及丁利生先生。

二零零四年七月二十三日，香港

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
Stock Code: 0992

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Friday, 23 July 2004 at 9:30 a.m. for the following purposes:

(1) To receive and consider the audited accounts for the year ended 31 March 2004 together with the reports of the directors and auditors thereon.

(2) To declare a final dividend for the year ended 31 March 2004.

(3) To re-elect the retiring directors and authorise the board of directors of the Company to fix directors' fees.

(4) To re-appoint Messrs. PricewaterhouseCoopers as auditors and authorise the board of directors of the Company to fix auditors' remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions of which Resolutions (5) to (7) will be proposed as ordinary resolutions and Resolution (8) will be proposed as a special resolution:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"**Rights Issue**" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(6) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

(7) "**THAT** conditional upon the passing of Resolutions (5) and (6) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with shares in the Company pursuant to Resolution (5) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase shares of the Company as referred to in Resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution."

SPECIAL RESOLUTION

(8) "**THAT** the Articles of Association of the Company be and are hereby amended as follows:

(a) by deleting the existing definition of "associate" in Article 2 and replacing it with the following new definition:

""associate" shall have the meaning attributed to it in the Listing Rules";

(b) by adding the following new definition in Article 2:

""Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force";

(c) by adding the following paragraph after the definition of "writing" in Article 2:

"references to any ordinance or rules of stock exchange shall include such ordinance and rules of stock exchange and any subsidiary legislations, bye-laws, rules, regulations, practice notes, codes, guidelines, or guidance notes made pursuant to or issued or published from time to time under or by the authority of such ordinance or rules of stock exchange";

(d) by deleting the words "without payment to receive within two months" in the first line of Article 15 and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules";

(e) by deleting the words "without charge" after the word "issued" and "him" in the third line and the fifth line of Article 42 and substituting therefor the words "with a fee not exceeding such maximum amount as may from time to time be prescribed by the Listing Rules";

(f) by inserting a new paragraph (e) in Article 73 as follows:

"(e) or as required by the applicable Listing Rules.";

(g) by adding a new Article 82A and its marginal note:

"82A. Where the Company is of the view that any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; *Voting restrictions under Listing Rules*

(h) by amending Article 100(f) as follows:

(i) adding the words "or any of his associate(s)" immediately after the word "Director" in the fifth line; and

(ii) adding the words "or whose associate(s) so contracting or himself or his associate(s)" immediately after the word "contracting" in the sixth line;

(i) by amending Article 100(g) as follows:

(i) deleting the words "who to his knowledge" after the word "Director" in the first line and substituting therefor the words ", if he or any of his associate(s)";

(ii) adding the punctuation "," immediately after the word "Company" in the third line;

(iii) deleting the word "his" after the word "of" in the third line and substituting therefor the word "such";

(iv) adding the words "or that of his associate(s)" immediately after the word "interest" in the fifth line;

(v) deleting the words "is or has" in the sixth line and substituting therefor the words "or his associate(s) is/are or has/have"; and

(vi) adding the words "or any of his associate(s)" immediately after the word "he" in the eighth line and eleventh line respectively;

(j) by deleting Article 100(h) in its entirety and substituting therefor the following:

"(h) Save as otherwise provided by the Articles, a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted, nor shall he be counted in the quorum present at the meeting of the Board at which the question of entering into the contract or arrangement or proposed contract or arrangement is taken into consideration, but this prohibition shall not apply to any of the following:

(i) any contract or arrangement or proposal for giving any Director or his associate(s) any security or indemnity in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) any contract or arrangement or proposal for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; or

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; or

(iv) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights; or

(v) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company; or

(viii) any contract for the purchase or maintenance for any Director or Directors of insurance against any liability.";

(k) by deleting Article 100(k) in its entirety and substituting therefor the following:

"(k) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of meeting) or any of his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or any of his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his associate(s) such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associate(s) as known to such Chairman has not been fairly disclosed to the Board;";

(l) by deleting the words "The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the first line of Article 100(l) and substituting therefor the words "the Listing Rules" and adding the words "or any of his associate(s)" immediately after the word "he" in the fourth line of Article 100(l);

(m) by deleting the words "at least seven days before the date of the general meeting" in the fifth line of Article 105 and substituting therefore the following:

"and provided that the minimum length of the period, during which such notices may be given, shall be at least seven days and that the period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.";

(n) by deleting the word "special" in the first line in Article 107 and substituting therefor the word "ordinary" and by deleting its margin note in its entirety and replacing by "Power to remove Director by ordinary resolution";

(o) by deleting Article 167 and its margin note in their entireties and substituting therefor the following:

"167. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules), whether or not, to be given or issued under these Articles shall be in writing or in electronic format, and may be served by the Company on any member either personally; or by sending it through the post in a prepaid letter, envelope or wrapper address to such member at his registered address as appearing in

Service of notices

the register or by delivering or leaving it at such registered address as aforesaid; or by advertisement in newspapers; or, to the extent permitted by the applicable laws, rules and regulations, by sending or transmitting it as an electronic communication at any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice or document being duly received by him; or, to the extent permitted by the applicable laws, rules and regulations, publishing it on the Company's website or the designated website prescribed under the Listing Rules and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders."

(p) by deleting Article 169 and its margin note in their entireties and substituting therefor the following:

"169. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules):

When notice deemed to be served

(a) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other person appointed by the Board that it was so served shall be conclusive evidence thereof;

(b) if sent or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into the post office shall be conclusive evidence thereof;

(c) if sent, issue, publish or otherwise made available by electronic means, shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's website or the designated website prescribed by the Listing Rules shall be deemed to have been served on the day following that on which a notice of availability is given to the members. In proving such service or delivery, a certificate in writing signed by the Secretary or other person appointed by the Board as to the act and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a member either in the English language or the Chinese language, subject to due compliance with all applicable laws, rules and regulations.";

(q) by deleting the words "written or printed" in Article 173 and substituting therefor the words "written, printed or made electronically";

(r) by deleting the words "paragraph (c) of the proviso to Section 165 of the Ordinance" in the third line in Article 178(a) and substituting therefor the words "Section 165(2) of the Ordinance".

By Order of the Board
Lenovo Group Limited
Liu Chuanzhi
Chairman

Hong Kong, 9 June 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting.
3. The register of members of the Company will be closed from Monday, 19 July 2004 to Friday, 23 July 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Friday, 16 July 2004.
4. Where there are joint holders of any shares, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
5. The Chairman intends to demand poll voting for all the resolutions set out in the notice of the annual general meeting.

As at the date hereof, the board of Directors is comprised of three executive Directors, namely Mr. Liu Chuanzhi, Mr. Yang Yuanqing and Ms. Ma Xuezheng, one non-executive Director, namely Mr. Zeng Maochao and three independent non-executive Directors, namely Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen.

Website : www.lenovo.com

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（於香港註冊成立之有限公司）

證券代號：0992

股東週年大會通告

茲通告聯想集團有限公司（「本公司」）股東週年大會，謹訂於二零零四年七月二十三日（星期五）上午九時三十分，假座香港金鐘道八十八號太古廣場萬豪酒店三樓宴會廳舉行，議程如下：

(1) 省覽及接納截至二零零四年三月三十一日止年度之經審核賬目及董事會與核數師之報告。

(2) 宣派截至二零零四年三月三十一日止年度之末期股息。

(3) 重選退任董事，並授權本公司董事會釐定董事袍金。

(4) 續聘羅兵咸永道會計師事務所為核數師，並授權本公司董事會釐定核數師酬金。

及作為特別事項，考慮並酌情通過（不論會否作出修訂）下列第(5)至第(7)項決議案為普通決議案，第(8)項決議案為特別決議案：

普通決議案

(5) 「動議：

(a) 在本決議案(c)段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司之全部權力，以配發、發行及處理本公司股本之額外股份，並作出或授予將可能需要行使該等權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間作出或授予將可能需要於有關期間完結後行使該項權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他安排）之股本面值總額，不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准受此限額限制，但不包括：(i)配售新股（定義見下文），或(ii)行使任何根據當時獲本公司採納以授出或發行本公司股份或可認購本公司股份權利之購股權計劃或類似安排所授出購股權而發行股份，或(iii)按照本公司章程細則不時發行股份以代替股息；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿日；及

(iii) 股東於本公司股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時；及

「配售新股」指本公司董事於指定之期間內，向某一指定記錄日期名列在本公司股東名冊上之股份持有人，按其當時持股比例提出發售股份，惟本公司董事有權就零碎股權或顧及適用於本公司之任何地區之法律或該等地區之任何認可監管機構或任何證券交易所規定而產生之任何限制或責任，作出彼等認為必須或適宜取消若干股東在此方面之權利或作出其他安排。」

(6) 「動議：

(a) 在本決議案(b)段之規限下，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司全部權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，在聯交所或任何其他本公司股份可能上市並就此而言獲香港證券及期貨事務監察委員會及聯交所認可之證券交易所購回本公司股份；

(b) 本公司根據本決議案(a)段之批准獲授權購回本公司股份之數額，不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准受到此數額限制；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時。」

(7) 「動議在召開本大會之通告所載第(5)及第(6)項決議案獲通過之條件下，擴大根據本大會之通告所載第(5)項決議案授予本公司董事行使本公司權力以配發、發行及處理本公司股份之一般授權，在本公司董事根據該項一般授權配發及發行或同意有條件或無條件配發及發行之股本面值總額中，加上本公司根據本大會之通告所載第(6)項決議案購回本公司股份之授權而購回之本公司股本面值總額，惟擴大之數額不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

特別決議案

(8) 「動議就此對本公司組織章程細則作出以下修訂：

(a) 刪除細則第2條內「聯繫人士」之現有定義，並以如下新定義取代：

「「聯繫人士」之涵義與上市規則中所賦予之涵義相同」；

(b) 在細則第2條內加入如下新定義：

「「上市規則」指香港聯合交易所有限公司證券上市規則及現行生效之修訂」；

(c) 在細則第2條「書面」定義後加入以下新段：

「凡提述法律或交易所之任何規例，須涵蓋該等法律或交易所之該等規例、任何附屬法例、附例、規則、法規、應用守則、守則、指引、指引說明、或根據該等法律或交易所之該等規例而作出或按此不時發出或刊發，或根據該等法律或交易所之該等規例所賦予權力所作之指引註釋。」

(d) 刪除細則第15條第1行內「於兩個月內免付款獲取」一詞，並以「公司條例或上市規則訂明之該等期間內獲取」一詞取代；

(e) [illegible]

(ii) 本公司就涉及董事或其聯繫人按擔保或作出賠償保證或提供抵押而全數或部分地，獨自或共同地，承擔責任之本公司或其任何附屬公司之債務或責任，給予第三者任何抵押或作出賠償保證之任何合約或安排或建議；或

(iii) 就本公司（作為發起人或擁有權益）進行有關本公司或任何其它公司之股份或債券之認購或購買要約之任何建議，而有關董事或其聯繫人士作為此發售之包銷或分包銷參與者而擁有或將擁有利益；或

(iv) 任何有關其他公司作出的建議，而該董事或其聯繫人士僅因擔任其最高級人員或行政人員或股東身份而直接或間接擁有利益，惟有關董事及其任何聯繫人士實益擁有之股份總數須不超逾該公司（或該董事或其聯繫人士之利益來源所涉之任何第三方公司）任何類別之已發行股份或投票權之5%或以上；或

(v) 有關本公司或其附屬公司之員工福利之任何建議或安排，包括董事或其聯繫人士可獲益之僱員股份計劃或任何股份獎勵或購股權計劃之採納、修改或運作；或

(vi) 有關本公司或其附屬公司之員工福利之任何建議或安排，包括本公司或其任何附屬公司之董事、其聯繫人士及僱員皆牽涉在內之退休基金或退休、死亡或傷殘福利計劃之採納、修改或運作，而當中並無給予任何董事或其聯繫人士任何與該計劃或基金有關的人士一般地未獲予特惠或利益；或

(vii) 就董事或其聯繫人士僅因在本公司股份或債權證或其它證券擁有權益，與本公司股份或債權證或其它證券之其他持有人以同樣形式享有權益之任何合約或安排；或

(viii) 賠償任何董事之任何責任之合約。」；

(k) 刪除細則第100條(k)段整段，代之以下列新段：

「(k) 倘若在任何董事會會議上就一名董事（大會主席除外）或其聯繫人士所牽涉之利益是否重大而產生問題，或就任何董事（該主席除外）是否有權表決或計入出席會議之法定人數內出現任何問題，且該問題沒有因該董事自願放棄參與表決或不計入出席會議之法定人數內而得到解決，則須將該問題提交會議主席，彼就該相關董事或其聯繫人士作出之裁決為最終及決定性決定，除非該董事及/或彼之聯繫人士尚未就彼知悉所牽涉之利益性質或範圍如實地向董事會披露。倘任何上述問題涉及會議主席或其聯繫人士，則須由董事會以決議案決定（就此目的而言，該主席不得計入出席會議之法定人數內，亦無權就決議案參與表決），而該決議案為最終及決定性決定，除非該主席及／或彼之聯繫人士尚未就彼知悉所牽涉之利益性質或範圍如實地向董事會披露。」；

(l) 在細則第100(l)條第1行刪除「香港聯合交易所有限公司證券上市規則」字眼，並以「上市規則」字眼取代，及在緊隨細則第100(l)條第4行「彼」後加入「或其任何聯繫人士」字眼；

(m) 在細則第105條第5行刪除「最遲須於股東大會召開當日之七日前」，並將以下項目替代：

「及發出該等通知之最短期限應至少為七天，而交存該等通知之期限應在不早於指定舉行該推選之大會通知發出翌日開始，並在不遲於該大會之日前七天結束。」；

(n) 刪除細則第107條第一行中「特別」一詞，代之以「普通」一詞，並刪除細則第107條旁註全文，並以「藉普通決議案罷免董事之權力」；

(o) 刪除細則第167條及其旁註全文，並將以下項目替代：

「167. 本公司向股東發出之任何通告或文件（包括根據上市規則所賦予涵義內之任何「企業傳訊」），不論是否根據該等細則作出或發出，應以書面或者透過電子形式，亦可由本公司親身向任何股東發出；或透過已付郵費及載有股東名冊所示該股東登記地址之函件、信封或封包方式郵寄或按上述地址遞送或留置；或透過在報章刊登廣告；或於適用法律、法例及規則准予之範圍，透過該股東向本公司提供任何電報或傳真號碼或電子號碼或地址或網站（以向彼寄發通告或向可合理及真實相信向其寄發通告後之有關期間可導致該股東正式獲取通告之人士寄發通告）；或於適用法律、法例及規則准予之範圍，將之登載在本公司之網站或上市規則訂明之網站及向股東發出內容表示該通告或其他文件可於該處索閱（「備索通告」）之通告。股東可自上述所載任何方法取得備索通告。如屬聯名股份持有人，所有通告應發予該名名稱名列股東名冊首位之聯名持有人，及如此作出之通告應被視為充份送達或交付所有聯名持有人。」；

發出通告

(p) 刪除細則第169條及其旁註全文，並將以下項目取代：

「169. 向股東發出之任何通告或文件（包括根據上市規則所賦予涵義內之任何「企業傳訊」）：

通告應視為送達

(a) 倘親身送達或遞送，則通告或文件應視為於親身送達或遞送之時獲送達或遞送，就證明上述送達或遞送，公司秘書或董事會委任之其他人士所簽署之書面證明為最終送達證明；

(b) 倘以郵寄送達或遞送，則通告或文件應視為於載有上述通告或文件之信封或封包放入香港郵筒翌日獲送達或遞送，就證明上述送達，載有該通告或文件之信封或封包（已付足額郵資並寫上正確地址，如地址在香港以外，須在空郵服務涵蓋之內，且已付空郵郵資）放入郵筒，及公司秘書或董事會委任之其他人士所簽署之書面證明載有該通告之信封或封包已寫上正確地址，且已放入郵筒內，即可為最終送達證明；

(c) 倘寄出、發出、刊發或以電子方式使其可供索閱，則通告或文件應視於上述寄發或傳送之時已送達或遞送。倘於本公司網站或上市規則指定之網站刊登之通告或文件，於通告或文件可

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿日；及

(iii) 股東於本公司股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時；及

「配售新股」指本公司董事於指定之期間內，向某一指定記錄日期名列在本公司股東名冊上之股份持有人，按其當時持股比例提呈發售股份，惟本公司董事有權就零碎股權或顧及適用於本公司之任何地區之法律或該等地區之任何認可監管機構或任何證券交易所規定而產生之任何限制或責任，作出彼等認為必須或適宜取消若干股東在此方面之權利或作出其他安排。」

(6) 「動議：

(a) 在本決議案(b)段之規限下，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司全部權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，在聯交所或任何其他本公司股份可能上市並就此而言獲香港證券及期貨事務監察委員會及聯交所認可之證券交易所購回本公司股份；

(b) 本公司根據本決議案(a)段之批准獲授權購回本公司股份之數額，不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准受到此數額限制；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時。」

(7) 「動議在召開本大會之通告所載第(5)及第(6)項決議案獲通過之條件下，擴大根據本大會之通告所載第(5)項決議案授予本公司董事行使本公司權力以配發、發行及處理本公司股份之一般授權，在本公司董事根據該項一般授權配發及發行或同意有條件或無條件配發及發行之股本面值總額中，加上本公司根據本大會之通告所載第(6)項決議案購回本公司股份之授權而購回之本公司股本面值總額，惟擴大之數額不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

特別決議案

(8) 「動議就此對本公司組織章程細則作出以下修訂：

(a) 刪除細則第2條內「聯繫人士」之現有定義，並以如下新定義取代：

「「聯繫人士」之涵義與上市規則中所賦予之涵義相同」；

(b) 在細則第2條內加入如下新定義：

「「上市規則」指香港聯合交易所有限公司證券上市規則及現行生效之修訂」；

(c) 在細則第2條「書面」定義後加入以下新段：

「凡提述法律或交易所之任何規例，須涵蓋該等法律或交易所之該等規例、任何附屬法例、附例、規則、法規、應用守則、守則、指引、指引說明、或根據該等法律或交易所之該等規例而作出或按此不時發出或刊發，或根據該等法律或交易所之該等規例所賦予權力所作之指引註釋。」

(d) 刪除細則第15條第1行內「於兩個月內免付款獲取」一詞，並以「公司條例或上市規則訂明之該等期間內獲取」一詞取代；

(e) 刪除細則第42條第3及5行「發行」及「彼」字眼後之「免費」，並以「不超過上市規則不時訂明最高金額之收費」取代；

(f) 在細則第73條加入新段(e)：

「(e) 或按適用之上市規則規定。」；

(g) 加入新細則第82A條及旁註：

「82A. 倘本公司認為任何股東根據上市規則就任何決議案須放棄投票或僅可就任何決議案投票贊成或反對，則該股東或以其名義作出之投票，如違反上述規定或限制，不獲點算。」； 根據上市規則的投票限制

(h) 修訂細則第100(f)條如下：

(i) 在緊隨第5行「董事」字眼後，加入「或其任何聯繫人士」字眼；及

(ii) 在緊隨第6行「訂約」字眼後，加入「或其任何聯繫人士訂約或其本身或其聯繫人士」字眼；

(i) 修訂細則第100(g)條如下：

(i) 在第1行「董事」字眼後刪除「就其所知」字眼，並以「，倘彼或其任何聯繫人士」字眼取代；

(ii) 在緊隨第3行「本公司」字眼後，加入標點符號「，」；

(iii) 在緊隨第3行「之」字眼後，刪除「其」字眼，並以「該等」字眼替代；

(iv) 在緊隨第5行「利益」字眼後，加入「或其聯繫人士之」字眼；

(v) 在第6行刪除「是或已是」字眼，並以「其聯繫人士是或已是」字眼替代；及

(vi) 在緊隨第8及第11行「彼」字眼後，加入「或其任何聯繫人士之」字眼；

(j) 刪除整條細則第100(h)條，並將以下項目替代：

「(h) 除此等細則所規定外，董事不得就批准彼或彼之任何聯繫人士擁有重大利益之任何合約或安排或其它建議之任何董事會決議案參與表決；倘該名董事參與表決，其所投之票概不予計算，惟此禁制不適用於下述各項：

(i) 就任何董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出款項或產生或承擔負債之任何合約或安排或建議給予之任何抵押或賠償保證；或

外）是否有權表決或計入出席會議之法定人數內出現任何問題，且該問題沒有因該董事自願放棄參與表決或不計入出席會議之法定人數內而得到解決，則須將該問題提交會議主席，彼就該相關董事或其聯繫人士作出之裁決為最終及決定性決定，除非該董事及/或彼之聯繫人士尚未就彼知悉所牽涉之利益性質或範圍如實地向董事會披露。倘任何上述問題涉及會議主席或其聯繫人士，則須由董事會以決議案決定（就此目的而言，該主席不得計入出席會議之法定人數內，亦無權就決議案參與表決），而該決議案為最終及決定性決定，除非該主席及／或彼之聯繫人士尚未就彼知悉所牽涉之利益性質或範圍如實地向董事會披露。」；

(l) 在細則第100(l)條第1行刪除「香港聯合交易所有限公司證券上市規則」字眼，並以「上市規則」字眼取代，及在緊隨細則第100(l)條第4行「彼」後加入「或其任何聯繫人士」字眼；

(m) 在細則第105條第5行刪除「最遲須於股東大會召開當日之七日前」，並將以下項目替代：

「及發出該等通知之最短期限應至少為七天，而交存該等通知之期限應在不早於指定舉行該推選之大會通知發出翌日開始，並在不遲於該大會之日前七天結束。」；

(n) 刪除細則第107條第一行中「特別」一詞，代之以「普通」一詞，並刪除細則第107條旁註全文，並以「藉普通決議案罷免董事之權力」；

(o) 刪除細則第167條及其旁註全文，並將以下項目替代：

「167. 本公司向股東發出之任何通告或文件（包括根據上市規則所賦予涵義內之任何「企業傳訊」），不論是否根據該等細則作出或發出，應以書面或者透過電子形式，亦可由本公司親身向任何股東發出；或透過已付郵費及載有股東名冊所示該股東登記地址之函件、信封或封包方式郵寄或按上述地址遞送或留置；或透過在報章刊登廣告；或於適用法律、法例及規則准予之範圍，透過該股東向本公司提供任何電報或傳真號碼或電子號碼或地址或網站（以向彼寄發通告或向可合理及真實相信向其寄發通告後之有關期間可導致該股東正式獲取通告之人士寄發通告）；或於適用法律、法例及規則准予之範圍，將之登載在本公司之網站或上市規則訂明之網站及向股東發出內容表示該通告或其他文件可於該處索閱（「備索通告」）之通告。股東可自上述所載任何方法取得備索通告。如屬聯名股份持有人，所有通告應發予該名名稱名列股東名冊首位之聯名持有人，及如此作出之通告應被視為充份送達或交付所有聯名持有人。」； 發出通告

(p) 刪除細則第169條及其旁註全文，並將以下項目取代：

「169. 向股東發出之任何通告或文件（包括根據上市規則所賦予涵義內之任何「企業傳訊」）： 通告應視為送達

(a) 倘親身送達或遞送，則通告或文件應視為於親身送達或遞送之時獲送達或遞送，就證明上述送達或遞送，公司秘書或董事會委任之其他人士所簽署之書面證明為最終送達證明；

(b) 倘以郵寄送達或遞送，則通告或文件應視為於載有上述通告或文件之信封或封包放入香港郵筒翌日獲送達或遞送，就證明上述送達，載有該通告或文件之信封或封包（已付足額郵資並寫上正確地址，如地址在香港以外，須在空郵服務涵蓋之內，且已付空郵郵資）放入郵筒，及公司秘書或董事會委任之其他人士所簽署之書面證明載有該通告之信封或封包已寫上正確地址，且已放入郵筒內，即可為最終送達證明；

(c) 倘寄出、發出、刊發或以電子方式使其可供索閱，則通告或文件應視於上述寄發或傳送之時已送達或遞送。倘於本公司網站或上市規則指定之網站刊發之通告或文件，於通告或文件可供索閱翌日應視作通告或文件已送達或遞送。就證明上述送達或遞送，公司秘書或董事會委任之其他人士所簽署之書面證明為送達、交付、寄發、傳送或刊發措施及進行時間之最終證明；及

(d) 可以英文或中文版本送達股東，惟須妥為遵守所有適用法規、規則及規例為限。」；

(q) 在細則第173條刪除「書寫或付印」字眼，並以「書寫、付印或電子方式」替代；

(r) 在細則第178(a)條第3行刪除「條例第165條條文(c)段」字眼，並以「條例第165(2)條」替代。

承董事會命
聯想集團有限公司
柳傳志
主席

香港，二零零四年六月九日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席及投票。受委任代表毋須為本公司之股東。

2. 已簽署之代表委任表格及授權書或其他授權文件（如有），或該等授權書經公證人簽署證明之授權文件副本，最遲須於大會舉行時間四十八小時前送達本公司之股份過戶登記處－雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

3. 本公司將於二零零四年七月十九日（星期一）至二零零四年七月二十三日（星期五）止（包括首尾兩天）之期間內，暫停辦理股份過戶登記手續。如欲獲派發建議之股息，請於二零零四年七月十六日（星期五）下午四時之前，將所有過戶文件連同有關股票，送達本公司之股份過戶登記處－雅柏勤證券登記有限公司辦理過戶登記手續（地址同上）。

4. 如為聯名持有，任何一位均可親身或委派代表於大會上就有關股份投票，猶如彼為唯一有權就有關股份投票之人士。倘該等聯名持有人中超過一位親身或委任代表出席大會，則祇接納在本公司股東登記名冊上就有關股份排名首位之持有人可親身或由委派代表就有關股份投票，任何其他聯名持有人投票均不予接納。

5. 主席擬就股東週年大會通告上所載之所有決議案於股東週年大會上進行投票表決。

於本公佈日期，董事會包括三位執行董事（即柳傳志先生、楊元慶先生及馬雪征女士），一位非執行董事（即曾茂朝先生），以及三位獨立非執行董事（即黃偉明先生、吳家瑋教授及丁利生先生）。

網址：www.lenovo.com

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

2003/04 ANNUAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Turnover increased by 14.54% to HK$23,176 million
- EBITDA reached HK$1,125 million
- Profit attributable to shareholders attained HK$1,053 million
- Basic earnings per share was 14.09 HK cents. Fully diluted earnings per share was 13.99 HK cents
- Proposed final dividend is 3.0 HK cents per share

AUDITED CONSOLIDATED RESULTS

The board of directors (the "Directors") of Lenovo Group Limited (the "Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2004, together with the comparative figures for last year, are as follows:

Consolidated profit and loss account

	Note	2004 HK$'000	2003 HK$'000
Turnover	1	23,175,944	20,233,290
Earnings before interest, taxation, depreciation and amortisation expenses		1,125,129	1,174,720
Depreciation expenses		(211,161)	(160,304)
Amortisation of intangible assets		(34,999)	(15,246)
Gains/(losses) on disposal of investments		47,558	(26,802)
Finance income		93,368	77,233
Profit from operations	2	1,019,895	1,049,601
Finance costs		(2,881)	(20)
		1,017,014	1,049,581
Share of losses of jointly controlled entities		(39,053)	(34,756)
Share of profits of associated companies		16,891	13,826
Profit before taxation		994,852	1,028,651
Taxation	3	20,150	(26,018)
Profit after taxation		1,015,002	1,002,633
Minority interests		37,883	14,519
Profit attributable to shareholders		1,052,885	1,017,152
Dividends	4	373,704	747,412
Earnings per share			
– Basic	5	14.09 HK cents	13.55 HK cents
– Fully diluted	5	13.99 HK cents	13.54 HK cents

Notes:

1 **Turnover, revenue and segment information**

(a) *Primary reporting format – geographical segments*

	People's Republic of China ("PRC") 2004 HK$'000	Others 2004 HK$'000	Total 2004 HK$'000
Profit and loss account			
Turnover	22,878,303	297,641	23,175,944
Segment operating results	947,125	(33,157)	913,968
Gains on disposal of investments	47,558	–	47,558
Amortisation of intangible assets	(34,999)	–	(34,999)
Finance income			93,368
Finance costs			(2,881)
Contribution to operating profit			1,017,014
Share of losses of jointly controlled entities	(39,053)	–	(39,053)
Share of profits of associated companies	16,891	–	16,891
Profit before taxation			994,852

3 **Taxation**

The amount of taxation (credited)/charged to the consolidated profit and loss account represents:

	2004 HK$'000	2003 HK$'000
Current taxation:		
– Taxation outside Hong Kong	14,482	23,730
– Over provisions in prior years	–	(339)
Deferred taxation	(35,048)	–
	(20,566)	23,391
Share of taxation attributable to:		
Jointly controlled entities	84	1,416
Associated companies	332	1,211
Taxation (credit)/charge	(20,150)	26,018

4 **Dividends**

	2004 HK$'000	2003 HK$'000
Interim dividend of 2.0 HK cents per share (2003: 1.8 HK cents)	149,436	135,034
Proposed final dividend of 3.0 HK cents per share (2003: 3.0 HK cents)	224,268	224,040
Special dividend of 5.2 HK cents per share for 2003	–	388,338
	373,704	747,412

At a board meeting held on 2nd June 2004, the Directors recommended a final dividend of 3.0 HK cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2005.

5 **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2003
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	1,052,885	1,017,152
Weighted average number of shares for the purposes of basic earnings per share	7,471,766,157	7,504,340,579
Effect of potential dilutive shares	53,541,036	9,827,387
Weighted average number of shares for the purposes of diluted earnings per share	7,525,307,193	7,514,167,966

PROPOSED DIVIDEND

The Directors recommended a final dividend of 3.0 HK cents per share for the year ended 31st March 2004 to the shareholders whose names appear on the Register of Members of the Company on 23rd July 2004. Subject to the shareholders' approval at the forthcoming annual general meeting, the proposed dividend will be paid on 28th July 2004.

BUSINESS REVIEW

After the adjustments in 2002, China IT market entered into a new phase of growth in more confident strides in 2003. Total market value grew at 11.1% year on year. As for Lenovo, its turnover rose by 14.5% this year, surpassing market performance. Operating expenses increased as the results of establishing new businesses, loss incurred by contract manufacturing business and continued investment in research and development. Net profit of the Group thus recorded an increase of 3.5%.

Corporate IT Business

- Competition was intense in China's corporate IT market in 2003. While demand shrunk in the government and education sectors as a result of the SARS outbreak, orders surged among SMEs and in local municipal markets.
- Lenovo's corporate IT business recorded an increase of 10.4% in turnover over the previous year. Gross margin, however, saw a drop from the past year's 15.3% to 14.3% this year. The unit shipment of notebook computers out-performed other products boasting a growth of 51.0%.
- With strengthened design capabilities for notebook computers, Lenovo launched its first proprietary notebook computer "Soleil E600" in November 2003. The product was well-received by the market.
- Launched in last September, "Kaitian II" desktop computer is the first Collaborating PC with unmatched security, collaboration and manageability by other products in the market. Capitalizing on the commercial buying season in the third quarter of the fiscal year and the

Significant Investments and Capital expenditure

In line with the Group's overall business and resources allocation strategies, the Group sold 50% stake of its motherboard business during the year. The deal brought in profit amounted to HK$12 million. The Group also recorded a net profit of HK$35 million from the sales of securities investment. The cooperation with AOL on developing internet business ended last year, shares of the jointly controlled entity previously owned by AOL were repurchased and the jointly controlled entity subsequently became a wholly owned subsidiary of the Group.

During the year, capital expenditure of HK$466 million were incurred. Of this amount, HK$58 million was used for investment in a subsidiary that develops and manufactures networking hardware products for the corporate IT business. The remaining HK$408 million was used primarily for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

During the year, HK$561 million was recorded as addition of intangible assets which was mainly attributable to the sponsorship of The Olympic Partner Programme and recognition of goodwill arising from acquisition of subsidiaries.

Liquidity and financial resources

As at 31st March 2004, total asset of the Group was HK$8,342 million which was financed by shareholder fund of HK$4,489 million, minority interests of HK$29 million, long-term and current liabilities of HK$3,824 million. The current ratio of the Group was 1.85.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operation activities. As at 31st March 2004, cash and cash equivalents of the Group totaled at HK$2,650 million. The balances consisted of about 26.9% in Hong Kong dollars, 22.7% in US dollars and 50.4% in Renminbi.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at 31st March 2004, the Group's total available credit facilities amounted to HK$3,783 million, of which HK$1,609 million was in trade line, HK$1,103 million in short term and revolving money market facilities and HK$1,071 million in foreign exchange contract. As at 31st March 2004, the facility drawn down was HK$671 million and HK$468 million for the foreign currency options was utilized.

As at 31st March 2004, the Group has long-term loan amounted to HK$75 million, comparing with the shareholders' fund of HK$4,489 million, the Group's gearing ratio at the year end is 0.017. The Group will continue its prudent borrowing policy so as to maintain its gearing ratio at an acceptable level.

There were no assets held under finance lease during the year and as at the year end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuations from exchange rates on daily operations. As at 31st March 2004, the Group had outstanding foreign currency options amounting to HK$468 million.

Contingent liabilities

The Group has no material contingent liabilities as at 31st March 2004.

Employees

As at 31st March 2004, the Group had a total of 11,408 employees, 11,311 of whom were employed in Chinese mainland and 97 were employed in Hong Kong and overseas. Through reallocation of resources, the Group reinforced its focus on the development of its core business. It also undertook strategic personnel restructuring involving a total expense of about HK$22 million for the year. The Group implements remuneration policy, bonus and share options schemes subject to the performance of the Group and individual employees. It also provides training and benefits such as insurance, medical and retirement funds to its staff to sustain the competitiveness of the Group.

PROSPECTS

China's economy has seen rapid growth in the past few years. With the macroeconomic tightening measures of the Chinese government, the economy is expected to enter into a new phase of fast and robust growth. Privately-run and foreign-invested enterprises are emerging as new drivers of economic growth in the country. And their demands for IT products and services are among the largest in the market, hence presenting the Group with immense business opportunities.

China IT market is expected to see steady growth in 2004 while the Chinese government's macroeconomic tightening measures are not expected to negatively affect the development of the market. Unit shipment of notebook computers will see significant surge, making the limelight in

Contribution to operating profit			1,017,014
Share of losses of jointly controlled entities	(39,053)	–	(39,053)
Share of profits of associated companies	16,891	–	16,891
Profit before taxation			994,852
Taxation			20,150
Profit after taxation			1,015,002
Minority interests			37,883
Profit attributable to shareholders			1,052,885

	PRC 2003 *HK$'000*	Others 2003 *HK$'000*	Total 2003 *HK$'000*
Profit and loss account			
Turnover	19,738,075	495,215	20,233,290
Segment operating results	1,011,204	3,212	1,014,416
Losses on disposal of investments	(26,802)	–	(26,802)
Amortisation of intangible assets	(15,246)	–	(15,246)
Finance income			77,233
Finance costs			(20)
Contribution to operating profit			1,049,581
Share of losses of jointly controlled entities	(34,756)	–	(34,756)
Share of profits of associated companies	13,826	–	13,826
Profit before taxation			1,028,651
Taxation			(26,018)
Profit after taxation			1,002,633
Minority interests			14,519
Profit attributable to shareholders			1,017,152

(b) *Secondary reporting format – business segments*

	Turnover 2004 *HK$'000*	Contribution to operating profit 2004 *HK$'000*
Corporate IT business	11,925,240	777,698
Consumer IT business	7,760,668	466,814
Handheld device business	2,050,164	(74,565)
IT service business	547,780	(58,009)
Contract manufacturing business	892,092	(95,208)
Gains on disposal of investments	–	47,558
Amortisation of goodwill	–	(25,274)
Others	–	(22,000)
	23,175,944	1,017,014

	Turnover 2003 *HK$'000*	Contribution to operating profit 2003 *HK$'000*
Corporate IT business	10,803,311	744,153
Consumer IT business	6,822,633	363,527
Handheld device business	1,440,328	29,017
IT service business	183,800	(61,405)
Contract manufacturing business	983,218	8,554
Losses on disposal of investments	–	(26,802)
Amortisation of goodwill	–	(7,463)
	20,233,290	1,049,581

2 **Profit from operations**

(a)

	2004 *HK$'000*	2003 *HK$'000*
Turnover	23,175,944	20,233,290
Cost of sales	(19,787,944)	(17,234,746)
Gross profit	3,388,000	2,998,544
Finance income	93,368	77,233
Gains/(losses) on disposal of investments	47,558	(26,802)
	3,528,926	3,048,975
Distribution expenses	(1,686,932)	(1,393,990)
Administrative expenses	(343,306)	(328,736)
Other operating expenses	(443,794)	(261,402)
Amortisation of intangible assets	(34,999)	(15,246)
Total operating expenses *(Note (b))*	(2,509,031)	(1,999,374)
Profit from operations	1,019,895	1,049,601

(b) *Analysis of total operating expenses by nature:*

	2004 *HK$'000*	2003 *HK$'000*
Selling expenses	(558,124)	(379,842)
Promotional and advertising expenses	(395,905)	(425,143)
Staff costs	(851,476)	(688,519)
Other expenses	(668,527)	(490,624)
Amortisation of intangible assets	(34,999)	(15,246)
Total operating expenses	(2,509,031)	(1,999,374)

proprietary notebook computer "Soleil E600" in November 2003. The product was well-received by the market.
- Launched in last September, "Kaitian II" desktop computer is the first Collaborating PC with unmatched security, collaboration and manageability by other products in the market. Capitalizing on the commercial buying season in the third quarter of the fiscal year and the demand from growth enterprises, Lenovo mounted effective marketing activities for its products and achieved record sales.

Consumer IT Business

- Consumer IT market experienced steady growth in 2003. Consumer PC sales were enhanced by increase of family income and continuous improvement in quality of living. The SARS outbreak also stimulated short-term sales.
- Lenovo's consumer IT business reported an increase of 13.8% in turnover and a rise in gross margin from the previous year's 13.3% to 13.7% of this year. Effective customer segmentation was the reason for the outstanding performance of this business stream. The competitive edges of Lenovo's retail sales system and streamlined supply chain stood out especially during the SARS outbreak as it promises consumers quick and easy purchase of the IT products they need.
- Employing a differentiation strategy, Lenovo commits itself to technological innovation and launching products of the most advanced designs. The strategy is vital to the continuous improvement of gross margins for its consumer IT business. In November 2003, the Group introduced the first home PC, "Tianjiao Avantia", embedded with Collaborating Applications technologies. This new product realizes discretionary combination of functions among computers, home appliances and other terminal devices, with automatic wireless collaborating features. The market returned positive response.
- Recognizing the growing need for mobile computing among consumers, Lenovo led the market in developing the "Tianyi" notebook computer. The unique design and multimedia capabilities of "Tianyi" have created a superior image for Lenovo in the market. The Group's share of this particular market segment increased to more than 30%.

Handheld Device Business

- China's mobile handset market saw steady growth in 2003, recording 9.3% increase in unit shipments. It was the result of massive launch of new generation handsets and aggressive marketing of value added digital services by telecommunications providers. The overall profit level was, however, lowered as some manufacturers sought to reduce their stock of monochrome handsets.
- During the year, unit shipments of Lenovo handsets grew more than 90% and the turnover of the Group's handheld device business increased by 42.3% over the previous year. Profit was, however, affected by the inventory of monochrome handsets and excess supply of OEM handsets in the market.
- As a result of the Group's dedicated efforts in the research and development of proprietary handset products, self-developed products are contributing a growing share to the total sales. They accounted for remarkable 64.2% of the Group's handset shipment this year, testifying to the successful transition from a primarily OEM model to a self-developed model. Helping to maintain gross margin at 16.0%, the new focus enabled the handheld device business to gradually reduce losses in the second half of the year.
- Lenovo launched 16 new handset models during the year including 2 smart phone models featuring integrated communication and digital applications.

IT Service Business

- With China's IT service market's promising long-term growth potential, the turnover of Lenovo's IT service business recorded an impressive growth of 198% over the previous year. Its gross margin rose to 38.9% this year from 28.7% of the past year.
- Lenovo reported breakthroughs in e-government, network security and finance sectors during the year, successfully established itself as a professional IT service provider.

Contract Manufacturing Business

- With severe competition in the European motherboard market, gross margin of the business in 2003 was affected and loss was incurred.
- To focus on its computer and handset businesses, Lenovo sold 50% of its motherboard business to Ramaxel Technology Limited in November 2003. The Group believes this is beneficial to the development of the business.

FINANCIAL REVIEW

Results Highlights

Comparing with last year's results, the Group's turnover increased by 14.54% to HK$23,176 million in the current fiscal year. EBITDA reached HK$1,125 million. Profit attributable to shareholders for the year increased by 3.51% to HK$1,053 million. The basic earnings per share and fully diluted earnings per share were 14.09 HK cents and 13.99 HK cents representing increases of 3.99% and 3.32% respectively.

Turnover and Contribution

Total turnover of the corporate IT business grew 10.39% over the previous year to HK$11,925 million and contribution to operating profit increased 4.51% to HK$778 million.

The Group's consumer IT business recorded growth in turnover and contribution to operating profit of 13.75% and 28.41%, reaching HK$7,761 million and HK$467 million, respectively.

Sales of handheld device business increased 42.34% to HK$2,050 million for the year while the loss of the business was HK$75 million.

During the year, turnover of the IT service business rose by 198.03% to HK$548 million, and loss was reduced to HK$58 million.

Turnover of contract manufacturing business dropped by 9.27% to HK$892 million and loss of HK$95 million for the year was recorded.

largest in the market, hence presenting the Group with immense business opportunities.

China IT market is expected to see steady growth in 2004 while the Chinese government's macroeconomic tightening measures are not expected to negatively affect the development of the market. Unit shipment of notebook computers will see significant surge, making the limelight in the market. As for desktop PCs, sales are going to peak as consumers seek to replace equipments bought between 1999 and 2000 for Internet capabilities and the "Y2K" transition. This growth trend in the consumer IT market will be further fueled by the expanding applications and usage of the broadband network. The continuous evolution of the different sectors, such as the government, education and manufacturing will also enhance the stable advancement of the corporate IT market.

To further strengthen its core PC business, the Group has already introduced a series of initiatives since the fourth quarter of FY2003/04. Adopting a more focused strategy, the Group aims at developing its PC business into a sustainable and international business. The Group will implement active strategy to build stronger ties with its customers, to win more customers and to serve them on a long-term basis. The Group's sales forces have already penetrated into 18 regions in China. With a combined sales model, the Group will be able to secure a wider range of customers, thus filling the gap left by only using channel distribution model. At the same time, the Group will be able to better cover the diversified needs of large corporations and more diverse groups of customers, while strengthening its advantages in meeting the needs of individual customers and SMEs.

After a period of development, the handset business has proved to be able to leverage Lenovo's brand and other resources and advantages in its future expansion. Hence, the Group will continue to invest and develop this business. For the non-core businesses, the Group will adopt more flexible approaches such as introducing new partners to jointly develop the businesses.

Looking ahead, Lenovo will be able to fully realize its competitive advantages after the strategic adjustments, and capture opportunities for breakthroughs in the long run.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
April 2003	9,350,000	2.375	2.025	20,124
March 2004	3,000,000	2.775	2.725	8,270

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof and an aggregate nominal value of shares repurchased of HK$308,750 (2003: HK$783,250) was transferred from retained earnings to share redemption reserve. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

FULL DETAILS OF FINANCIAL INFORMATION

A detailed results announcement of the Company containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") will be published on the websites of the Stock Exchange and the Company in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 19th July 2004 to 23rd July 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 16th July 2004.

CODE OF BEST PRACTICE

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

By Order of the Board
Liu Chuanzhi
Chairman

As at the date hereof, the board of Directors is comprised of three executive Directors, namely Mr. Liu Chuanzhi, Mr. Yang Yuanqing and Ms. Ma Xuezheng, one non-executive Director, namely Mr. Zeng Maochao and three independent non-executive Directors, namely Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen.

Hong Kong, 2nd June 2004

Website: www.lenovo.com

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

(股份代號：0992)

二零零三／二零零四年度全年業績公佈

財務摘要

- 營業額增加14.54%至港幣231.76億元
- 除利息、稅項、折舊及攤銷前溢利達港幣11.25億元
- 股東應佔溢利達港幣10.53億元
- 每股基本盈利為14.09港仙，每股全面攤薄盈利為13.99港仙
- 建議末期股息為每股3.0港仙

經審核綜合業績

聯想集團有限公司(「本公司」)之董事會(「董事會」)謹此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年三月三十一日止年度之經審核綜合業績，以及去年的比較數字如下：

綜合損益表

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	1	23,175,944	20,233,290
除利息、稅項、折舊及攤銷前經營溢利		1,125,129	1,174,720
折舊費用		(211,161)	(160,304)
無形資產攤銷		(34,999)	(15,246)
出售投資收益／(虧損)		47,558	(26,802)
財務收入		93,368	77,233
經營溢利	2	1,019,895	1,049,601
財務費用		(2,881)	(20)
		1,017,014	1,049,581
應佔共同控制實體虧損		(39,053)	(34,756)
應佔聯營公司溢利		16,891	13,826
除稅前溢利		994,852	1,028,651
稅項	3	20,150	(26,018)
除稅後溢利		1,015,002	1,002,633
少數股東權益		37,883	14,519
股東應佔溢利		1,052,885	1,017,152
股息	4	373,704	747,412
每股盈利：			
—基本	5	14.09港仙	13.55港仙
—全面攤薄	5	13.99港仙	13.54港仙

附註：

1. 營業額、收益及分類資料

(a) *基本呈報方式—地域分類*

	中華人民共和國(「中國」) 二零零四年 港幣千元	其他 二零零四年 港幣千元	合計 二零零四年 港幣千元
損益表			
營業額	22,878,303	297,641	23,175,944
分類經營業績	947,125	(33,157)	913,968
出售投資收益	47,558	-	47,558
無形資產攤銷	(34,999)	[illegible]	[illegible]

(b) *根據費用性質的經營費用分析：*

	二零零四年 港幣千元	二零零三年 港幣千元
銷售費用	(558,124)	(379,842)
推廣及廣告費用	(395,905)	(425,143)
員工成本	(851,476)	(688,519)
其他費用	(668,527)	(490,624)
無形資產攤銷	(34,999)	(15,246)
經營費用總額	(2,509,031)	(1,999,374)

3. 稅項

在綜合損益賬(計入)／支出的稅項如下：

	二零零四年 港幣千元	二零零三年 港幣千元
當期稅項：		
—香港以外地區的稅項	14,482	23,730
—上年度超額撥備	–	(339)
遞延稅項	(35,048)	–
	(20,566)	23,391
應佔稅項：		
共同控制實體	84	1,416
聯營公司	332	1,211
稅項(計入)／支出	(20,150)	26,018

4. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期股息每股2.0港仙(二零零三年：1.8港仙)	149,436	135,034
擬派末期股息每股3.0港仙(二零零三年：3.0港仙)	224,268	224,040
二零零三年派付特別股息每股5.2港仙	–	388,338
	373,704	747,412

於二零零四年六月二日召開之董事會議上，董事建議宣派每股3.0港仙之末期股息。上述擬派股息並無反映於此等賬項之應付股息內，惟將反映於截至二零零五年三月三十一日止年度之保留盈利分派。

5. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	二零零四年	二零零三年
用以計算每股基本及攤薄盈利的溢利(港幣千元)	1,052,885	1,017,152
用以計算每股基本盈利的加權平均股數	7,471,766,157	7,504,340,579
潛在攤薄股份	53,541,036	9,827,387
用以計算每股攤薄盈利的加權平均股數	7,525,307,193	7,514,167,966

建議股息

董事會建議向於二零零四年七月二十三日名列本公司股東名冊上之股東派發截至二零零四年三月三十一日止年度末期股息每股3.0港仙。待股東於應屆股東週年大會批准後，將於二零零四年七月二十八日派付上述擬派的股息。

業務回顧

中國IT市場經過二零零二年的調整，在二零零三年以更成熟的步伐進入新一輪的增長階段，市場總值年比年增長11.1%。聯想總體營業額上升14.5%，優於市場。由於剛開展的新業務以及合同製造業務出現虧損，加上開拓新業務和研發[illegible]

本年度，IT服務業務的營業額增加198.03%達到港幣5.48億元，虧損逐步減少至港幣0.58億元。

合同製造業務的本年度銷售額下降9.27%至港幣8.92億元，虧損則達到港幣0.95億元。

重要投資及資本性支出

為了配合集團的整體業務策略及資源分配，集團於年內出售了50%的主機板業務股權。這次出售為集團帶來了港幣約0.12億元的盈利。此外，出售證券投資則為集團帶來約港幣0.35億元的淨收益。年內，集團與AOL在互聯網業務上的合作已告終止，原本由AOL所持有的全部股權已被回購，原有共同控制實體已成為集團的全資附屬公司。

年內，資本性開支為港幣4.66億元，其中約港幣0.58億元用於投資附屬公司，主要為企業IT業務發展網絡硬件及生產。餘下的港幣4.08億則主要用於添置固定資產、在建工程及優化辦公資訊化系統。

年內，無形資產增加共5.61億元，主要為國際奧委會全球合作夥伴贊助及因收購附屬公司所產生的商譽。

流動資金及財務資源

於二零零四年三月三十一日，集團總資產為港幣83.42億元，其中股東資金為港幣44.89億元，少數股東權益為港幣0.29億元，長期及流動負債為港幣38.24億元。集團流動比率為1.85。

集團財政狀況穩健，並從營運活動中維持強勁、穩定的現金流。於二零零四年三月三十一日，集團現金及現金等價物餘額為港幣26.5億元，其中港幣佔26.9%，美元佔22.7%，人民幣佔50.4%。

儘管集團一直持有充裕的現金，但仍保持銀行綜合信用額度以備不時之需。於二零零四年三月三十一日，集團可動用的總信用額度為港幣37.83億元，其中港幣16.09億元為貿易信用額度，港幣11.03億元為短期及循環現金透支，而港幣10.71億元則為外匯合約。於二零零四年三月三十一日，已動用的貿易信用額度為港幣6.71億元，幣種變換期權則為港幣4.68億元。

於二零零四年三月三十一日，集團的長期貸款為港幣0.75億元，與股東資金港幣44.89億元相比，年末的貸款權益比率為0.017。集團將繼續採取謹慎的借貸政策，使貸款比率保持在可接受的水平。

於年內及年末，集團沒有融資租賃資產。

集團亦採用了對沖政策，以減低因外幣匯率變化而對日常經營行為所造成的影響。於二零零四年三月三十一日，集團持有的幣種變換期權總金額為港幣4.68億元。

或有負債

於二零零四年三月三十一日，本集團沒有重要的或有負債。

員工

於二零零四年三月三十一日，集團共聘用11,408名員工，其中11,311名受聘於中國大陸，而97名則受聘於香港及海外地區。年內，集團重新整合資源的分配，將力量集中在鞏固核心業務的發展，為此進行戰略性人員結構調整，相關費用約為港幣0.22億元。

為了持續保持在人力資源市場的競爭力，集團將根據經營業績及員工表現制定並實施酬金、獎金及購股權政策。同時還為員工提供培訓及其他福利，如保險、醫療、退休金等。

未來展望

營業額	22,878,303	297,641	23,175,944
分類經營業績	947,125	(33,157)	913,968
出售投資收益	47,558	–	47,558
無形資產攤銷	(34,999)	–	(34,999)
財務收入			93,368
財務費用			(2,881)
盈利貢獻			1,017,014
應佔共同控制實體虧損	(39,053)	–	(39,053)
應佔聯營公司溢利	16,891	–	16,891
除稅前溢利			994,852
稅項			20,150
除稅後溢利			1,015,002
少數股東權益			37,883
股東應佔溢利			1,052,885

	中國 二零零三年 *港幣千元*	其他 二零零三年 *港幣千元*	合計 二零零三年 *港幣千元*
損益表			
營業額	19,738,075	495,215	20,233,290
分類經營業績	1,011,204	3,212	1,014,416
出售投資虧損	(26,802)	–	(26,802)
無形資產攤銷	(15,246)	–	(15,246)
財務收入			77,233
財務費用			(20)
盈利貢獻			1,049,581
應佔共同控制實體虧損	(34,756)	–	(34,756)
應佔聯營公司溢利	13,826	–	13,826
除稅前溢利			1,028,651
稅項			(26,018)
除稅後溢利			1,002,633
少數股東權益			14,519
股東應佔溢利			1,017,152

(b) *輔助呈報方式－業務分類*

	營業額 二零零四年 *港幣千元*	盈利貢獻 二零零四年 *港幣千元*
企業IT業務	11,925,240	777,698
消費IT業務	7,760,668	466,814
手持設備業務	2,050,164	(74,565)
IT服務業務	547,780	(58,009)
合同製造業務	892,092	(95,208)
出售投資收益	–	47,558
商譽攤銷	–	(25,274)
其他	–	(22,000)
	23,175,944	1,017,014

	營業額 二零零三年 *港幣千元*	盈利貢獻 二零零三年 *港幣千元*
企業IT業務	10,803,311	744,153
消費IT業務	6,822,633	363,527
手持設備業務	1,440,328	29,017
IT服務業務	183,800	(61,405)
合同製造業務	983,218	8,554
出售投資虧損	–	(26,802)
商譽攤銷	–	(7,463)
	20,233,290	1,049,581

2. 經營溢利

(a)

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
營業額	23,175,944	20,233,290
銷售成本	(19,787,944)	(17,234,746)
毛利	3,388,000	2,998,544
財務收入	93,368	77,233
出售投資收益／(虧損)	47,558	(26,802)
	3,528,926	3,048,975
分銷費用	(1,686,932)	(1,393,990)
行政費用	(343,306)	(328,736)
其他經營費用	(443,794)	(261,402)
無形資產攤銷	(34,999)	(15,246)
經營費用總額 *(附註(b))*	(2,509,031)	(1,999,374)
經營溢利	1,019,895	1,049,601

中國IT市場經過二零零二年的調整，在二零零三年以更成熟的步伐進入新一輪的增長階段，市場總值年比年增長11.1%。聯想總體營業額上升14.5%，優於市場。由於剛開展的新業務以及合同製造業務出現虧損，加上開拓新業務和研發的持續投入引致經營費用率上升，純利只上升3.5%。

企業IT業務

- 二零零三年中國企業IT市場競爭較為激烈，雖然非典型性肺炎影響了政府和教育行業的採購，但中小型企業和地縣級城市市場即發展迅速。
- 聯想企業IT業務的營業額較去年上升10.4%，毛利率由去年的15.3%下降至14.3%。各項產品中，筆記本電腦銷售表現最為突出，銷量增長51.0%。
- 聯想筆記本的產品設計能力有所提升，第一款聯想研發設計的關聯應用筆記本「昭陽E600」於去年十一月推出，廣受市場歡迎。
- 去年九月推出的「開天II代」台式電腦，是首款關聯應用電腦，它在安全性、關聯性和可管理性方面的獨特設計都是其他廠商產品不具有的。聯想在財年第三季度充份把握商用銷售旺季的時機和成長型客戶的需求，開展營銷活動，大力推廣「開天II代」，實現銷售突破。

消費IT業務

- 二零零三年中國消費IT市場穩步增長，家庭收入增加和生活質素提升促進消費電腦銷售，非典型性肺炎肆虐亦刺激了短期銷售。
- 聯想消費IT業務的營業額較去年上升13.8%，毛利率亦由去年的13.3%略為上升至13.7%。消費IT業務的出色表現主要是因為採取了客戶細分策略，以及在非典型肺炎肆虐期間，消費用戶傾向選擇便捷的購買方式，聯想零售專賣體系和短鏈供應優勢顯著。
- 聯想採用差異化競爭戰略，致力於創新技術和推出設計新穎的電腦產品，對消費IT業務毛利率的進一步改善起了重要作用。聯想於去年十一月推出首款內置關聯應用技術的家用電腦「天驕至尊」，與家電和其他信息終端實現無線連接，市場反應良好。
- 聯想針對消費者對電腦移動性不斷上升的需求，率先按消費者的喜好設計「天逸」消費筆記本電腦。由於「天逸」外型獨特和具備多媒體功能，它為聯想在消費筆記本市場上建立鮮明形象，聯想在該市場的份額更提升至30%以上。

手持設備業務

- 二零零三年中國手機市場穩步發展，銷量較去年增加9.3%，促進因素包括產品更新換代加快，以及電信運營商積極推廣數碼增值服務。由於部份廠家清理黑白屏手機，拉低了整體利潤水平。
- 二零零三／零四財年聯想手機銷量增加超過90%，手持設備業務營業額較去年上升42.3%，可是盈利情況受到市場黑白屏手機庫存積壓和OEM手機產品泛濫的不利因素影響。
- 由於聯想注重自主研發，自主研發產品佔銷量的比例逐漸上升，全年達64.2%，實現了由OEM模式向自主研發模式的轉變，同時有助於保持毛利率在16.0%的水平，下半年手持設備業務的虧損也逐步減少。
- 聯想去年共推出了16款手機，其中包括兩款結合通訊和數碼處理功能的智能手機。

IT服務業務

- 中國IT服務市場具有長遠的增長潛力，聯想IT服務業務的營業額較去年大幅躍升198%，毛利率也由去年的28.7%提高至38.9%。
- 聯想去年在電子政務、信息安全產品方案銷售和金融行業方面，獲得重大突破，初步樹立了聯想IT服務專業服務商的形象。

合同製造業務

- 二零零三年歐洲主機板市場競爭依然激烈，集團合同製造業務毛利率受到較大的影響，年內出現虧損。
- 為了專注發展電腦和手機業務，集團於去年十一月出售50%主機板業務的權益予記憶科技有限公司，集團相信此舉對該業務發展有利。

財務回顧

業績概要

與去年業績比較，集團本財年營業額上升14.54%達到港幣231.76億元，除利息、稅項、折舊及攤銷前經營溢利達到港幣11.25億元。股東應佔溢利上升3.51%達到港幣10.53億元，而每股基本盈利及每股攤薄盈利則分別上升3.99%及3.32%達到每股14.09港仙及13.99港仙。

營業額及盈利貢獻

企業IT業務的全年營業額較去年上升10.39%達到港幣119.25億元，而盈利貢獻即上升4.51%達到港幣7.78億元。

消費IT業務的銷售及盈利水平均有所提升。年內營業額及盈利貢獻分別增長13.75%及28.41%，達到港幣77.61億元及港幣4.67億元。

手持設備業務的銷售額在本年度上升42.34%達到港幣20.5億元。虧損則達至港幣……

險、醫療、退休金等。

未來展望

中國經濟經歷過去幾年迅速發展，在政府的積極宏觀調控下將進入新一輪快速、健康的增長期。民營和外資企業日益成為中國經濟增長的新動力，同時它們也是對信息產品和服務的需求增長最為活躍的群體，這將為集團帶來巨大的商機。

中國IT市場在二零零四年將會平穩增長，中國政府的宏觀調控政策預期不會對IT市場發展產生影響。筆記本電腦將成為IT市場中的亮點。台式電腦方面，於一九九九和二零零零年期間的互聯網熱潮和為應對「千年蟲」問題購買的電腦將進入更換高峰；寬帶應用的豐富和寬帶網絡的進一步普及將大力推動消費電腦市場的增長；同時，政府、教育、製造等行業的改革將促進商用市場的平穩發展。

聯想為加強發展核心電腦業務，已於2003/04財年第四季起採取了一系列變革調整的措施，以更專注的策略將電腦業務發展成非常穩固的、全球性的業務。聯想將採取進取的策略，更貼近客戶，更多的獲取客戶，和更長期的經營客戶。此外，聯想的電腦銷售隊伍已深入中國市場的十八個分區，聯想並以混合營銷模式覆蓋更廣泛的客戶需求，彌補單一渠道模式的不足，鞏固在零售、中小企業客戶覆蓋優勢的同時，加強對大客戶及多樣化需求的覆蓋。

經過一段時間的實踐，手機業務證明是能夠借助聯想品牌及現有資源優勢壯大發展的業務，集團將繼續堅定地投入及發展。對於非核心業務，集團將逐步調整，採用更靈活的機制，例如引入新股東共同發展。

未來，經過戰略調整後的聯想將能夠更好地發揮自己的優勢，掌握市場發展機遇，取得長遠和突破性的發展。

購買、出售或贖回本公司之上市證券

年內，本公司於香港聯合交易所有限公司(「聯交所」)購回本公司股份如下：

年份／月份	購回之股數	支付之每股最高價 *港幣元*	支付之每股最低價 *港幣元*	支付代價總額(包括費用) *港幣千元*
二零零三年四月	9,350,000	2.375	2.025	20,124
二零零四年三月	3,000,000	2.775	2.725	8,270

上述回購之股份已經註銷。因此，本公司已發行股本已按所註銷之股份面值減少，而回購之股份面值總額港幣308,750元(二零零三年：港幣783,250元)已從保留溢利撥至股份回購儲備中。回購時支付之溢價已於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於年內購買、出售或贖回本公司之任何上市證券。

財務資料詳情

載有根據聯交所《證券上市規則》(「上市規則」)附錄16第45(1)至45(3)段規定之全部資料之本公司詳細業績公佈將於聯交所及本公司網頁上登載。

暫停辦理股份過戶登記手續

本公司將由二零零四年七月十九日至二零零四年七月二十三日(包括首尾兩天)暫停辦理股份過戶登記手續。如欲獲派發建議之股息，請於二零零四年七月十六日下午四時之前將所有已經簽署之過戶文件連同有關股票送達本公司之股份過戶登記處－雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

最佳應用守則

惟非執行董事之任期乃依據本公司組織章程細則之規定須於股東週年大會上輪值告退而無訂明指定任期外，本公司於年度內一直遵守上市規則附錄14所載之最佳應用守則。

承董事會命
柳傳志
主席

於本公佈日期，董事會包括三位執行董事(即柳傳志先生、楊元慶先生及馬雪征女士)，一位非執行董事(即曾茂朝先生)，以及三位獨立非執行董事(即黃偉明先生、吳家瑋教授及丁利生先生)。

香港，二零零四年六月二日

附註……

Page 2 Classified Post

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

Stock Code: 0992

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

Since the Digital China Spin-off, the Group has entered into transactions under the DCHL Sales Arrangement and the DCHL Purchases Arrangement with Digital China Group and prior to the Digital China Spin-off, such transactions had been entered into as intra-group transactions. The Group will continue to enter into such transactions with Digital China Group. As Legend Holdings is the controlling shareholder of the Company and Digital China respectively, Digital China and its subsidiaries are connected persons of the Company and such transactions between the Group and Digital China Group constitute connected transactions of the Company under the Listing Rules. Since the DCHL Sales Arrangement and DCHL Purchases Arrangement involve transactions which are or will be carried out on a recurring basis and are and will be expected to extend over a period of time, such transactions constitute continuing connected transactions of the Company under the Listing Rules. The Existing Waiver from the requirement of disclosure by press announcement as stipulated in Chapter 14 of the Old Listing Rules in respect of transactions effected under the DCHL Sales Arrangement and the DCHL Purchases Arrangement on each occasion it arises was granted by the Stock Exchange on 22 May 2001.

Pursuant to Rule 14A.35 of the Listing Rules, the Company and Digital China on 17 May 2004 entered into the Master Agreements to govern the DCHL Sales Arrangement and the DCHL Purchases Arrangement respectively. The terms of the Master Agreements commence on 1 April 2004 and end on 31 March 2007. So long as the aggregate annual value of purchases by the Group effected under the DCHL Sales Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$47 million, HK$77 million and HK$118 million respectively and the aggregate annual value of sales by the Group effected under the DCHL Purchases Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$73 million, HK$81 million and HK$88 million respectively, transactions under the DCHL Sales Arrangement and the DCHL Purchases Arrangement will fall under Rule 14A.34 of the Listing Rules and will only be subject to the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.41 and Rules14A.45 to 14A.47 of the Listing Rules.

BACKGROUND

Reference is made to the circular of the Company dated 27 April 2001 in which the Company announced that the Group had entered into, and will continue to enter into, certain transactions with Digital China Group, including those under the DCHL Sales Arrangement and the DCHL Purchases Arrangement.

The Existing Waiver from the requirement of disclosure by press announcement as stipulated in Chapter 14 of the Old Listing Rules in respect of transactions effected under the DCHL Sales Arrangement and the DCHL Purchases Arrangement on each occasion it arises was granted by the Stock Exchange on 22 May 2001.

CHAPTER 14A OF THE LISTING RULES

(i) Master Agreements

Pursuant to Rule 14A.35 of the Listing Rules, the Company and Digital China on 17 May 2004 entered into the Master Agreements to govern the DCHL Sales Arrangement and the DCHL Purchases Arrangement. The terms of the Master Agreements commence on 1 April 2004 and end on 31 March 2007. In accordance with the Master Agreements, the prices to be offered under each of the DCHL Sales Arrangement and the DCHL Purchases Arrangement shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions of the products/services to be offered. The payment terms of the individual transactions will be determined by the relevant contracting parties at the time of entering into the transactions with reference to factors such as the relevant transaction amount, nature and specification and services requirement for the particular transaction.

(ii) Aggregate Annual Value

For the three financial years ended 31 March 2004, the aggregate annual value of purchases and sales effected under the DCHL Sales Arrangement and DCHL Purchases Arrangement respectively are as follows:

	DCHL Sales Arrangement *HK$'000*	DCHL Purchases Arrangement *HK$'000*
For the financial year ended 31 March 2002	13,519	–
For the financial year ended 31 March 2003	5,414	1,132
For the financial year ended 31 March 2004	27,992	–

The audited total turnover for the Group's IT services business for the years ended 31 March 2003 and 31 March 2004 were approximately HK$184 million and approximately HK$548 million respectively. The proportion of aggregate value under the DCHL Sales Arrangement relative to total turnover for the Group's IT services business for the years ended 31 March 2003 and 31 March 2004 were 2.9% and 5.1% respectively (i.e. an increase of approximately 2%).

The Directors currently estimate that the aggregate annual value of purchases to be effected under the DCHL Sales Arrangement will not amount to more than HK$47 million, HK$77 million and HK$118 million for each of the three financial years ending 31 March 2007 respectively. This estimate was determined based on the following factors:

(i) the Group's projection that the proportion of total transaction value under the DCHL Sales Arrangement relative to total turnover for the Group's IT services business will grow 2% per annum over the three financial years ending 31 March 2007. This estimated growth rate was determined by reference to the above historical figures and also to the Group's expectation that total transaction value under the DCHL Sales Arrangement will grow faster than the Group's IT services business turnover given that the products offered by Digital China Group complement and meet the business or product requirements of the Group and the benefit to the Group of bulk-purchase; and

(ii) the projected growth in turnover of the Group's IT services business over the three financial years ending 31 March 2007 (as based on the estimated overall growth of the PRC IT services business sector provided in an external survey report).

The Directors also estimate that the aggregate annual value of sales to be effected under the DCHL Purchases Arrangement will not amount to more than HK$73 million, HK$81 million and HK$88 million for each of the three years ending 31 March 2007 respectively. So far as the Company is aware, purchases by Digital China Group under the DCHL Purchases Arrangement are for fulfillment of Digital China Group's project-oriented engagements. Therefore, historical figures may be irrelevant for projection of the annual cap amount under the DCHL Purchases Arrangement. The annual transaction value thereunder is affected by many factors, such as availability of hardware infrastructure, product specifications required, brand reputation of the Group's products and relevant project-oriented engagements available to Digital China Group. Therefore, the annual cap amounts for the DCHL Purchases Arrangement are estimated by reference to the following factors (which are based on information provided in an external survey report):

(i) the estimated growth in demand for PRC hardware deployment and support services as a whole over the three years ending 31 March 2007;

(ii) Digital China Group's estimated current share of the PRC hardware deployment and support services market; and

(iii) lenovo brand computers' estimated market share in the PRC.

Digital China Group has acquired from the Group products under the DCHL Purchases Arrangement amounting to approximately HK$0.52 million since 1 April 2004 and further purchases from Digital China Group are expected to sustain its customer-driven business requirement when required.

(iii) Directors' Confirmation

The Directors (including the independent non-executive Directors) confirm that the DCHL Sales Arrangement and the DCHL Purchases Arrangement have been and will be conducted in the ordinary course of business of the Group, on normal commercial terms, negotiated or will be negotiated on an arm's length basis and are and will be fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONTINUING CONNECTED TRANSACTIONS OF THE COMPANY

As at the date of this announcement, Legend Holdings is the controlling shareholder of the Company and Digital China, thus Digital China and its subsidiaries are connected persons of the Company. Hence the transactions between the Group and Digital China Group constitute connected transactions of the Company under the Listing Rules. Since the DCHL Sales Arrangement and DCHL Purchases Arrangement involve transactions which are or will be carried out on a recurring basis and are and will be expected to extend over a period of time, such transactions constitute continuing connected transactions of the Company under the Listing Rules.

So long as the aggregate annual value of purchases effected under the DCHL Sales Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$47 million, HK$77 million and HK$118 million respectively and the aggregate annual value of sales effected under the DCHL Purchases Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$73 million, HK$81 million and HK$88 million respectively, transactions under the DCHL Sales Arrangement and the DCHL Purchases Arrangement will fall under Rule 14A.34 of the Listing Rules and will only be subject to the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.41 and Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

Digital China Group is a distributor of various foreign brand IT products. The products provided under DCHL Sales Arrangement are mainly for resale to the Group's customers in the course of providing value-chain services covering consultation, implementation, integration and outsourcing. Digital China Group, on an irregular basis, places orders to the Group to purchase lenovo brand computers and related products. The Directors consider that it is in the interest of the Group to enter into transactions under the DCHL Purchases Arrangement which will allow the Group to take advantage of maximizing its economies of scale of production.

The Directors consider that the relevant products offered by each of the two groups complement the business or product requirements of the other and through the long business relationship established between the two groups, both parties are reasonably assured of the quality of the products provided by the other. Therefore, the Directors consider that the DCHL Sales Arrangement and the DCHL Purchases Arrangement are of beneficial interest to the Group and its shareholders as a whole.

GENERAL

The Group is principally engaged in the sale and manufacture of lenovo brand computers and related products, mobile devices and the provision of advanced IT products and

Post ~ class
Page 3
19 May 2004

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

Stock Code: 0992

CONNECTED TRANSACTIONS

SUMMARY

On 18 May 2004, Lenovo Pioneer, an indirect wholly-owned subsidiary of the Company, entered into the Master Agreement with Peak Champion pursuant to which, among other things:

(1) Peak Champion has agreed to acquire, directly or indirectly, 25% of the entire equity interest in Lenovo Networks from Lenovo Pioneer at a cash consideration of RMB17,550,000 (equivalent to approximately HK$16,557,000); and

(2) the parties have agreed that Lenovo Networks may undergo a restructuring so that upon completion of the Master Agreement, the holders of the equity interest of Lenovo Networks will become the shareholders of Networks BVI in the same proportion as their equity interest in Lenovo Networks immediately after SP Completion and Networks BVI will in turn hold 100% of the equity interest in Lenovo Networks.

The principal business of Lenovo Networks is the manufacturing and sale of computer networking products and related accessories carried out mainly in the PRC.

As RLL is a substantial shareholder of the Company, Peak Champion, which is directly wholly-owned by RLL, is an associate of RLL and thus a connected person of the Company within the meaning of the Listing Rules. Under the Listing Rules, execution of the Master Agreement would constitute a connected transaction of the Company and is subject to the disclosure requirements under Rule 14A.56 of the Listing Rules in accordance with Rule 14A.32 of the Listing Rules.

Further details in relation to the connected transaction will be disclosed in the next published annual report of the Company.

A. MASTER AGREEMENT

1. Date

18 May 2004

2. Parties

Vendor : Lenovo Pioneer, a member of the Group

Purchaser : Peak Champion, a direct wholly-owned subsidiary of RLL

3. The Proposed Transactions

Prior to SP Completion, the equity interest in Lenovo Networks is held as to 80% by Lenovo Pioneer and 20% by Century United. Century United is a connected person of the Company by virtue of its equity interests in Lenovo Networks. It is independent of Peak Champion.

Pursuant to the Master Agreement:

(1) Peak Champion has agreed to acquire, directly or indirectly, 25% of the entire equity interest in Lenovo Networks from Lenovo Pioneer at a cash consideration of RMB17,550,000 (equivalent to approximately HK$16,557,000); and

(2) the parties have agreed that Lenovo Networks may undergo a restructuring so that upon completion of the Master Agreement, the holders of the equity interest of Lenovo Networks will become the shareholders of Networks BVI in the same proportion as their equity interest in Lenovo Networks immediately after SP Completion and Networks BVI will in turn hold 100% of the equity interest in Lenovo Networks.

It is contemplated that at the same time as the Sale and Purchase, a third party independent of the Company and its connected persons will acquire 10% of the entire equity interest in Lenovo Networks from Lenovo Pioneer. Immediately after SP Completion and completion of the acquisition by the independent purchaser, Lenovo Networks will be held, directly or indirectly, as to 45% by Lenovo Pioneer, 25% by Peak Champion, 10% by the independent purchaser and 20% by Century United and therefore, Lenovo Networks will cease to be a subsidiary of the Company.

4. The Consideration

The consideration payable by Peak Champion to Lenovo Pioneer shall be satisfied in cash within 3 months upon the approval by the relevant Administration for Industry and Commerce in the PRC. The consideration was determined after arm's length negotiations.

Based on the carrying value of 25% net asset value and goodwill for Lenovo Networks, there would be a gain to the Group of RMB1,602,968 (equivalent to approximately HK$1,512,000) on the disposal of equity interest in Lenovo Networks pursuant to the Master Agreement.

The proceeds receivable by the Group from the Sale and Purchase will be used for general working capital purposes of the Group.

5. SP Completion

SP Completion shall be conditional upon having obtained (1) the written waiver of the pre-emptive rights by Century United in respect of the Sale and Purchase; and (2) such approval (where required) of the relevant authorities in respect of the Sale and Purchase, unless such conditions are waived in whole or in part by both parties. Lenovo Pioneer and Peak Champion have agreed to use reasonable endeavours to procure the fulfillment of the conditions in respect of the Sale and Purchase on or before 30 September 2004 or such later date as they may agree. SP Completion and completion of the acquisition by the independent purchaser as described in the paragraph entitled "The Proposed Transactions" above are independent of each other and failure to complete one shall not affect completion of the other.

B. CONNECTED TRANSACTION

As RLL is a substantial shareholder of the Company, Peak Champion, which is directly wholly-owned by RLL, is an associate of RLL and thus a connected person of the Company within the meaning of the Listing Rules. Under the Listing Rules, execution of the Master Agreement would constitute a connected transaction of the Company and is subject to the disclosure requirements under Rule 14A.56 of the Listing Rules in accordance with Rule 14A.32 of the Listing Rules.

Further details in relation to the connected transaction will be disclosed in the next published annual report of the Company.

C. INFORMATION ON LENOVO NETWORKS

Lenovo Networks is a company incorporated in the PRC and its principal business is the manufacturing and sale of computer networking products and related accessories carried out mainly in the PRC. Lenovo Networks has carried on business since June 2002. Based on its financial statements, the net losses before taxation of Lenovo Networks for the years ended 31 December 2002 and 2003 were approximately RMB4,166,000 (equivalent to approximately HK$3,930,000) (audited) and RMB4,865,000 (equivalent to approximately HK$4,590,000) (unaudited) respectively. Based on the same financial statements, the net losses after taxation but before minority interests of Lenovo Networks for the years ended 31 December 2002 and 2003 were the same as above.

The investment cost for the acquisition of 25% of the entire equity interest in Lenovo Networks by Lenovo Pioneer was RMB15,947,031 (equivalent to approximately HK$15,044,000). Total assets of Lenovo Networks as at 31 December 2003 was approximately RMB26,243,000 (equivalent to approximately HK$24,758,000) and the net asset value of Lenovo Networks as at 31 December 2003 was approximately RMB7,000,000 (equivalent to approximately HK$6,604,000).

D. REASONS FOR THE PROPOSED TRANSACTION

The Directors believe that by disposing of part of its equity interest in and reorganising the structure of Lenovo Networks, the Group can focus on its core businesses and efficiently allocate resources according to its strategic priorities. In addition, introducing new partners into the business of Lenovo Networks can help to deliver the highest value to customers and, working together, the Directors expect to expand future opportunities and capture new efficiencies.

E. GENERAL

Given the above, the Directors (including the independent non-executive Directors) consider that the terms of the Master Agreement are fair and reasonable, are on normal commercial and in the interests of the Company and its shareholders as a whole.

The principal activity of the Company is investment holding. The principal activities of the Group are the provision of advanced information technology products and services in the PRC. Lenovo Pioneer is an investment holding company.

Peak Champion is an investment holding company. The principal activities of RLL are property investment and investment holding.

F. TERMS USED IN THIS ANNOUNCEMENT

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"BVI"	British Virgin Islands
"Century United"	Century United Investments Limited (世和投資有限公司), a company incorporated in the BVI, which holds a 20% equity interest in Lenovo Networks
"Company"	Lenovo Group Limited (聯想集團有限公司), a company incorporated in Hong Kong with limited liability and shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Lenovo Networks"	聯想網絡(深圳)有限公司 (Lenovo Networks (Shenzhen) Limited), a company incorporated in the PRC
"Lenovo Pioneer"	Lenovo Pioneer Limited (聯想先鋒有限公司), a company incorporated in the BVI and an indirect wholly-owned subsidiary of the Company
"Listing Rules"	The Rules Governing Listing of Securities on the Stock Exchange
"Master Agreement"	the agreement dated 18 May 2004 entered into between Lenovo Pioneer and Peak Champion in relation to, inter alia, the Sale and Purchase
"Networks BVI"	a new company incorporated in the BVI for the purpose of holding 100% equity interest in Lenovo Networks
"Peak Champion"	Peak Champion Investments Limited, a company incorporated in the BVI and a direct wholly-owned subsidiary of RLL
"PRC"	The People's Republic of China
"RLL"	Right Lane Limited (南明有限公司), a company incorporated in Hong Kong and a substantial shareholder of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase"	the sale of 25% equity interest in Lenovo Networks by Lenovo Pioneer to Peak Champion and the purchase of such equity interest by Peak Champion from Lenovo Pioneer
"SP Completion"	completion of the Sale and Purchase
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board of Directors
Liu Chuanzhi
Chairman

As at the date of this announcement, the Board is comprised of three executive Directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive Director, namely Mr Zeng Maochao and three independent non-executive Directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

Conversion of Renminbi into Hong Kong dollars is based on the exchange rate of HK$1.00 = RMB1.06.

18 May 2004, Hong Kong

For the financial year ended 31 March 2002	13,519	–
For the financial year ended 31 March 2003	5,414	1,132
For the financial year ended 31 March 2004	27,992	–

The audited total turnover for the Group's IT services business for the years ended 31 March 2003 and 31 March 2004 were approximately HK$184 million and approximately HK$548 million respectively. The proportion of aggregate value under the DCHL Sales Arrangement relative to total turnover for the Group's IT services business for the years ended 31 March 2003 and 31 March 2004 were 2.9% and 5.1% respectively (i.e. an increase of approximately 2%).

The Directors currently estimate that the aggregate annual value of purchases to be effected under the DCHL Sales Arrangement will not amount to more than HK$47 million, HK$77 million and HK$118 million for each of the three financial years ending 31 March 2007 respectively. This estimate was determined based on the following factors:

(i) the Group's projection that the proportion of total transaction value under the DCHL Sales Arrangement relative to total turnover for the Group's IT services business will grow 2% per annum over the three financial years ending 31 March 2007. This estimated growth rate was determined by reference to the above historical figures and also to the Group's expectation that total transaction value under the DCHL Sales Arrangement will grow faster than the Group's IT services business turnover given that the products offered by Digital China Group complement and meet the business or product requirements of the Group and the benefit to the Group of bulk-purchase; and

(ii) the projected growth in turnover of the Group's IT services business over the three financial years ending 31 March 2007 (as based on the estimated overall growth of the PRC IT services business sector provided in an external survey report).

The Directors also estimate that the aggregate annual value of sales to be effected under the DCHL Purchases Arrangement will not amount to more than HK$73 million, HK$81 million and HK$88 million for each of the three years ending 31 March 2007 respectively. So far as the Company is aware, purchases by Digital China Group under the DCHL Purchases Arrangement are for fulfillment of Digital China Group's project-oriented engagements. Therefore, historical figures may be irrelevant for projection of the annual cap amount under the DCHL Purchases Arrangement. The annual transaction value thereunder is affected by many factors, such as availability of hardware infrastructure, product specifications required, brand reputation of the Group's products and relevant project-oriented engagements available to Digital China Group. Therefore, the annual cap amounts for the DCHL Purchases Arrangement are estimated by reference to the following factors (which are based on information provided in an external survey report):

(i) the estimated growth in demand for PRC hardware deployment and support services as a whole over the three years ending 31 March 2007;

(ii) Digital China Group's estimated current share of the PRC hardware deployment and support services market; and

(iii) lenovo brand computers' estimated market share in the PRC.

Digital China Group has acquired from the Group products under the DCHL Purchases Arrangement amounting to approximately HK$0.52 million since 1 April 2004 and further purchases from Digital China Group are expected to sustain its customer-driven business requirement when required.

(iii) Directors' Confirmation

The Directors (including the independent non-executive Directors) confirm that the DCHL Sales Arrangement and the DCHL Purchases Arrangement have been and will be conducted in the ordinary course of business of the Group, on normal commercial terms, negotiated or will be negotiated on an arm's length basis and are and will be fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONTINUING CONNECTED TRANSACTIONS OF THE COMPANY

As at the date of this announcement, Legend Holdings is the controlling shareholder of the Company and Digital China, thus Digital China and its subsidiaries are connected persons of the Company. Hence the transactions between the Group and Digital China Group constitute connected transactions of the Company under the Listing Rules. Since the DCHL Sales Arrangement and DCHL Purchases Arrangement involve transactions which are or will be carried out on a recurring basis and are and will be expected to extend over a period of time, such transactions constitute continuing connected transactions of the Company under the Listing Rules.

So long as the aggregate annual value of purchases effected under the DCHL Sales Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$47 million, HK$77 million and HK$118 million respectively and the aggregate annual value of sales effected under the DCHL Purchases Arrangement for each of the three financial years ending 31 March 2007 does not exceed HK$73 million, HK$81 million and HK$88 million respectively, transactions under the DCHL Sales Arrangement and the DCHL Purchases Arrangement will fall under Rule 14A.34 of the Listing Rules and will only be subject to the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.41 and Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

Digital China Group is a distributor of various foreign brand IT products. The products provided under DCHL Sales Arrangement are mainly for resale to the Group's customers in the course of providing value-chain services covering consultation, implementation, integration and outsourcing. Digital China Group, on an irregular basis, places orders to the Group to purchase lenovo brand computers and related products. The Directors consider that it is in the interest of the Group to enter into transactions under the DCHL Purchases Arrangement which will allow the Group to take advantage of maximizing its economies of scale of production.

The Directors consider that the relevant products offered by each of the two groups complement the business or product requirements of the other and through the long business relationship established between the two groups, both parties are reasonably assured of the quality of the products provided by the other. Therefore, the Directors consider that the DCHL Sales Arrangement and the DCHL Purchases Arrangement are of beneficial interest to the Group and its shareholders as a whole.

GENERAL

The Group is principally engaged in the sale and manufacture of lenovo brand computers and related products, mobile devices and the provision of advanced IT products and services in the PRC.

Digital China Group is principally engaged in the distribution of IT products, provision of systems integration services, and development and distribution of networking products.

"Board"	the board of the Directors
"Company"	Lenovo Group Limited (聯想集團有限公司), a limited liability company incorporated in Hong Kong, with its shares listed on the Stock Exchange
"connected person(s)"	as such term is defined under the Listing Rules
"DCHL Purchases Arrangement"	the purchase of computers and other related IT products like printers under the brand name of "lenovo" (or where applicable, "Legend"), "聯想" and any other brands as used or owned by the Group from time to time and acquisition of related technical services from the Group by Digital China Group
"DCHL Sales Arrangement"	the sale of IT products such as computers, servers, networking products and computer software and provision of related technical services by Digital China Group to the Group
"Digital China"	Digital China Holdings Limited (神州數碼控股有限公司), a limited liability company incorporated in Bermuda, whose shares are listed on the Stock Exchange
"Digital China Group"	Digital China and its subsidiaries
"Digital China Spin-off"	the demerger from the Group of Digital China Group and separate listing of Digital China's shares on the Stock Exchange in June 2001
"Director(s)"	the director(s) of the Company including the independent non-executive directors of the Company
"Existing Waiver"	the waiver granted by the Stock Exchange on 22 May 2001 in relation to the DCHL Sales Arrangement and DCHL Purchases Arrangement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IT"	information technology
"Legend Holdings"	聯想控股有限公司 (Legend Holdings Limited), a company incorporated in the PRC and the controlling shareholder of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Agreements"	the agreements made between the Company and Digital China to govern the DCHL Sales Arrangement and the DCHL Purchases Arrangement respectively
"Old Listing Rules"	the Listing Rules prior to 31 March 2004
"PRC"	the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Liu Chuanzhi
Chairman

As at the date hereof, the Board is comprised of three executive Directors, namely Mr. Liu Chuanzhi, Mr. Yang Yuanqing and Ms. Ma Xuezheng, one non-executive Director, namely Mr. Zeng Maochao and three independent non-executive Directors, namely Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen.

Hong Kong, 2 June 2004

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（於香港註冊成立之有限公司）

股票代號：0992

關連交易

概要

於二零零四年五月十八日，本公司間接全資附屬公司聯想先鋒與Peak Champion訂立主要協議，據此（其中包括）：

(1) Peak Champion同意按現金代價人民幣17,550,000元（相等於約港幣16,557,000元）向聯想先鋒直接或間接收購聯想網絡全部股本權益的25%；及

(2) 訂約方同意聯想網絡可進行重组，使主要協議交割後聯想網絡股本權益之持有人，可按彼等緊隨買賣交割後於聯想網絡股本權益的比例成為Networks BVI之股東，而Networks BVI將持有聯想網絡全部股本權益。

聯想網絡之主要業務為主要在中國從事電腦網絡產品及相關配件之生產及銷售。

由於南明乃本公司主要股東，Peak Champion（由南明直接全資擁有）乃南明聯繫人士及因而成為上市規則含義下之本公司關連人士。根據上市規則，執行主要協議將構成本公司之關連交易及須根據上市規則第14A.32條遵守上市規則第14A.56條之披露規定。

有關關連交易詳情，將在本公司下一期刊發之年報內披露。

A. 主要協議

1. 日期

二零零四年五月十八日

2. 訂約方

賣方 ： 聯想先鋒（本集團成員）

買方 ： Peak Champion（南明之直接全資附屬公司）

3. 擬進行之交易

於買賣交割之前，聯想網絡之股本權益由聯想先鋒及世和分別持有80%及20%。世和因持有聯想網絡之股本權益而成為本公司之關連人士。世和獨立於Peak Champion。

根據主要協議：

(1) Peak Champion同意按現金代價人民幣17,550,000元（相等於約港幣16,557,000元）向聯想先鋒直接或間接收購聯想網絡全部股本權益的25%；及

(2) 訂約方同意聯想網絡可進行重组，使主要協議交割後聯想網絡股本權益之持有人，可按彼等緊隨買賣交割後於聯想網絡股本權益的比例成為Networks BVI之股東，而Networks BVI將持有聯想網絡全部股本權益。

於進行交易的同時，獨立於本公司之第三方及其關連人士擬向聯想先鋒收購聯想網絡全部股本權益的10%。緊隨買賣交割及獨立買方收購交割後，聯想網絡將由聯想先鋒、Peak Champion、獨立買方及世和分別直接或間接持有45%、25%、10%及20%，而聯想網絡不再為本公司之附屬公司。

4. 代價

Peak Champion向聯想先鋒支付之代價將在中國相關工商行政管理機關批准後3個月內以現金支付。代價乃經公平原則磋商後釐定。

按聯想網絡之25%資產賬面淨值及商譽計算，本集團根據主要協議於出售聯想網絡股本權益後將錄得人民幣1,602,968元（相等於約港幣1,512,000元）的收益。

本集團自交易所得之款項，將用作本集團之一般營運資金。

5. 買賣交割

除非獲雙方全部或部分豁免，買賣交割須待(1)獲世和書面放棄交易之優先權；及(2)就交易獲有關當局之批准（如有需要），方能生效。聯想先鋒及Peak Champion已同意按合理基準致力促使交易之條件於二零零四年九月三十日或之前或彼等可能協定之較後日期達成。買賣交割及上述「擬進行之交易」一段所述由獨立買方進行之收購之交割乃彼此獨立，而任何一項未能交割均不會對另一項之交割造成影響。

B. 關連交易

由於南明乃本公司主要股東，Peak Champion（由南明直接全資擁有）乃南明聯繫人士及因而成為上市規則含義下之本公司關連人士。根據上市規則，執行主要協議將構成本公司之關連交易及須根據上市規則第14A.32條遵守上市規則第14A.56條之披露規定。

有關關連交易詳情，將在本公司下一期刊發之年報內披露。

C. 有關聯想網絡之資料

聯想網絡乃一家於中國註冊成立之公司，其主要業務為在中國生產及銷售電腦網絡產品及相關配件。聯想網絡自二零零二年六月開始營業。根據其財務報表，聯想網絡截至二零零二年及二零零三年十二月三十一日止年度之除稅前虧損淨額分別約為人民幣4,166,000元（相等於約港幣3,930,000元）（經審核）及人民幣4,865,000元（相等於約港幣4,590,000元）（未經審核）。根據同一份財務報表，聯想網絡截至二零零二年及二零零三年十二月三十一日止年度之除稅後但未計少數股東權益前虧損淨額與上述相同。

聯想先鋒收購聯想網絡25%股本權益之投資成本為人民幣15,947,031元（相等於約港幣15,044,000元）。聯想網絡於二零零三年十二月三十一日之總資產約為人民幣26,243,000元（相等於約港幣24,758,000元）。聯想網絡於二零零三年十二月三十一日之資產淨值約為人民幣7,000,000元（相等於約港幣6,604,000元）。

D. 進行建議收購之理由

董事認為藉出售其於聯想網絡之部分股本權益及重组聯想網絡之架構，本集團可集中資源發展其核心業務。此外，為聯想網絡引入新夥伴有助向客戶提供最大價值，與新夥伴攜手合作，董事預期可擴大未來商機及提高效率。

E. 一般資料

基於上述，董事（包括獨立非執行董事）認為按一般商業條款訂立之主要協議之條款屬公平合理，並符合本公司及其股東整體之利益。

本公司之主要業務為投資控股。本集團之主要業務為在中國提供先進資訊科技產品及服務。聯想先鋒為一家投資控股公司。

Peak Champion為一家投資控股公司。南明之主要業務為物業投資及投資控股。

F. 本公佈所用詞語：

「聯繫人士」	指	具有上市規則所賦予之涵義
「BVI」	指	英屬維爾京群島
「世和」	指	世和投資有限公司（Century United Investments Limited），一家於英屬維爾京群島註冊成立之公司，彼持有聯想網絡20%權益
「本公司」	指	聯想集團有限公司（Lenovo Group Limited），一家於香港註冊成立之有限公司，其股份於聯交所上市

(1) Peak Champion同意按現金代價人民幣17,550,000元（相等於約港幣16,557,000元）向聯想先鋒直接或間接收購聯想網絡全部股本權益的25%；及

(2) 訂約方同意聯想網絡可進行重組，使主要協議交割後聯想網絡股本權益之持有人，可按彼等緊隨買賣交割後於聯想網絡股本權益的比例成為Networks BVI之股東，而Networks BVI將持有聯想網絡全部股本權益。

於進行交易的同時，獨立於本公司之第三方及其關連人士擬向聯想先鋒收購聯想網絡全部股本權益的10%。緊隨買賣交割及獨立買方收購交割後，聯想網絡將由聯想先鋒、Peak Champion、獨立買方及世和分別直接或間接持有45%、25%、10%及20%，而聯想網絡不再為本公司之附屬公司。

4. **代價**

Peak Champion向聯想先鋒支付之代價將在中國相關工商行政管理機關批准後3個月內以現金支付。代價乃經公平原則磋商後釐定。

按聯想網絡之25%資產賬面淨值及商譽計算，本集團根據主要協議於出售聯想網絡股本權益後將錄得人民幣1,602,968元（相等於約港幣1,512,000元）的收益。

本集團自交易所得之款項，將用作本集團之一般營運資金。

5. **買賣交割**

除非獲雙方全部或部分豁免，買賣交割須待(1)獲世和書面放棄交易之優先權；及(2)就交易獲有關當局之批准（如有需要），方能生效。聯想先鋒及Peak Champion已同意按合理基準致力促使交易之條件於二零零四年九月三十日或之前或彼等可能協定之較後日期達成。買賣交割及上述「擬進行之交易」一段所述由獨立買方進行之收購之交割乃彼此獨立，而任何一項未能交割均不會對另一項之交割造成影響。

B. 關連交易

由於南明乃本公司主要股東，Peak Champion（由南明直接全資擁有）乃南明聯繫人士及因而成為上市規則含義下之本公司關連人士。根據上市規則，執行主要協議將構成本公司之關連交易及須根據上市規則第14A.32條遵守上市規則第14A.56條之披露規定。

有關關連交易詳情，將在本公司下一期刊發之年報內披露。

C. 有關聯想網絡之資料

聯想網絡乃一家於中國註冊成立之公司，其主要業務為在中國生產及銷售電腦網絡產品及相關配件。聯想網絡自二零零二年六月開始營業。根據其財務報表，聯想網絡截至二零零二年及二零零三年十二月三十一日止年度之除稅前虧損淨額分別約為人民幣4,166,000元（相等於約港幣3,930,000元）（經審核）及人民幣4,865,000元（相等於約港幣4,590,000元）（未經審核）。根據同一份財務報表，聯想網絡截至二零零二年及二零零三年十二月三十一日止年度之除稅後但未計少數股東權益前虧損淨額與上述相同。

聯想先鋒收購聯想網絡25%股本權益之投資成本為人民幣15,947,031元（相等於約港幣15,044,000元）。聯想網絡於二零零三年十二月三十一日之總資產約為人民幣26,243,000元（相等於約港幣24,758,000元）。聯想網絡於二零零三年十二月三十一日之資產淨值約為人民幣7,000,000元（相等於約港幣6,604,000元）。

D. 進行建議收購之理由

董事認為藉出售其於聯想網絡之部分股本權益及重組聯想網絡之架構，本集團可集中資源發展其核心業務。此外，為聯想網絡引入新夥伴有助向客戶提供最大價值，與新夥伴攜手合作，董事預期可擴大未來商機及提高效率。

E. 一般資料

基於上述，董事（包括獨立非執行董事）認為按一般商業條款訂立之主要協議之條款屬公平合理，並符合本公司及其股東整體之利益。

本公司之主要業務為投資控股。本集團之主要業務為在中國提供先進資訊科技產品及服務。聯想先鋒為一家投資控股公司。

Peak Champion為一家投資控股公司。南明之主要業務為物業投資及投資控股。

F. 本公佈所用詞語：

「聯繫人士」	指	具有上市規則所賦予之涵義
「BVI」	指	英屬維爾京群島
「世和」	指	世和投資有限公司（Century United Investments Limited），一家於英屬維爾京群島註冊成立之公司，彼持有聯想網絡20%權益
「本公司」	指	聯想集團有限公司（Lenovo Group Limited），一家於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港法定貨幣
「香港」	指	中國香港特別行政區
「聯想網絡」	指	聯想網絡（深圳）有限公司（Lenovo Networks (Shenzhen) Limited），一家於中國註冊成立之公司
「聯想先鋒」	指	Lenovo Pioneer Limited（聯想先鋒有限公司），一家於英屬維爾京群島註冊成立之公司，為本公司間接全資附屬公司
「上市規則」	指	聯交所證券上市規則
「主要協議」	指	聯想先鋒與Peak Champion於二零零四年五月十八日就（當中包括）買賣交易而訂立之協議
「Networks BVI」	指	一家於英屬維爾京群島註冊成立之新公司，其成立目的為持有聯想網絡100%權益
「Peak Champion」	指	Peak Champion Investments Limited，一家於英屬維爾京群島註冊成立之公司，為南明直接全資附屬公司
「中國」	指	中華人民共和國
「南明」	指	南明有限公司（Right Lane Limited），一家於香港註冊成立之公司，為本公司主要股東
「人民幣」	指	人民幣，中國法定貨幣
「交易」	指	聯想先鋒向Peak Champion出售聯想網絡之25%權益及Peak Champion向聯想先鋒購入該等權益
「買賣交割」	指	交易之交割
「聯交所」	指	香港聯合交易所有限公司

承董事會命
主席
柳傳志

於本公佈日期，董事會成員包括三位執行董事，即柳傳志先生、楊元慶先生及馬雪征女士，一位非執行董事，即曾茂朝先生，以及三位獨立非執行董事，即黃偉明先生、吳家瑋教授及丁利生先生。

人民幣換算為港幣之匯率乃以港幣1.00元兌人民幣1.06元為基準計算。

二零零四年五月十八日，香港

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

股份代號：0992

持續關連交易

概要

自神州數碼分拆後，本集團根據神州數碼銷售安排及神州數碼採購安排與神州數碼集團進行交易，而於神州數碼分拆前，該等交易則作為集團間交易進行。本集團將繼續與神州數碼集團進行該等交易。由於聯想控股分別是本公司與神州數碼的控股公司，故根據上市規則，神州數碼及其附屬公司為本公司之關連人士，因此，根據上市規則，本集團與神州數碼集團進行之交易構成本公司之關連交易。由於神州數碼銷售安排及神州數碼採購安排涉及之交易確屬或將屬經常性進行，並預期及將預期持續一段時間，故根據上市規則，該等交易構成本公司之持續關連交易。聯交所乃於二零零一年五月二十二日授出現行豁免，無須本公司就每次根據神州數碼銷售安排及神州數碼採購安排進行之交易，根據舊有上市規則第14章之規定以報章公告方式作出披露。

根據上市規則第14A.35條，本公司與神州數碼於二零零四年五月十七日訂立總協議，以分別規範神州數碼銷售安排及神州數碼採購安排。總協議期限均為二零零四年四月一日至二零零七年三月三十一日。當於截至二零零七年三月三十一日止三個財政年度各年本集團根據神州數碼銷售安排達致之每年採購總值分別不超逾47,000,000港元、77,000,000港元及118,000,000港元，以及於截至二零零七年三月三十一日止三個財政年度各年本集團根據神州數碼採購安排達致之每年銷售總值分別不超逾73,000,000港元、81,000,000港元及88,000,000港元，則根據神州數碼銷售安排及神州數碼採購安排進行之交易將屬於上市規則第14A.34條之範圍，僅須遵守上市規則第14A.37至14A.41條及第14A.45至14A.47條所載之年度回顧、申報及公告規定。

背景資料

謹請參照本公司於二零零一年四月二十七日刊發之通函，內容有關本公司宣佈本集團經已及將會繼續與神州數碼集團訂立若干交易，包括根據神州數碼銷售安排及神州數碼採購安排進行之交易。

聯交所乃於二零零一年五月二十二日授出現行豁免，無須本公司就每次根據神州數碼銷售安排及神州數碼採購安排進行之交易，根據舊有上市規則第14章之規定以報章公告方式作出披露。

上市規則第14A章

(i) **總協議**

根據上市規則第14A.35條，本公司與神州數碼於二零零四年五月十七日訂立總協議，以規範神州數碼銷售安排及神州數碼採購安排。總協議期限均為二零零四年四月一日至二零零七年三月三十一日。根據總協議，神州數碼銷售安排及神州數碼採購安排各自提出之價格須具競爭力、屬一般商業條款及須由有關之訂約方根據市價及經參考將提供之產品之數量、技術要求及／或其他條件後公平磋商釐定。每項交易之付款條款將由有關訂約方於訂立交易時參考特定交易之因素，如相關交易之金額、性質及規格以及服務要求後釐定。

(ii) **每年總金額**

截至二零零四年三月三十一日止三個財政年度，根據神州數碼銷售安排及神州數碼採購安排達致之每年採購及銷售總金額如下：

	神州數碼銷售安排 千港元	神州數碼採購安排 千港元
截至二零零二年三月三十一日止財政年度	13,519	—
截至二零零三年三月三十一日止財政年度	5,414	1,132
截至二零零四年三月三十一日止財政年度	27,992	—

本集團資訊科技服務業務截至二零零三年三月三十一日及截至二零零四年三月三十一日止年度之經審核總營業額，分別約為184,000,000港元及約548,000,000港元。神州數碼銷售安排之總值佔本集團資訊科技服務業務於截至二零零三年三月三十一日及截至二零零四年三月三十一日止年度之總營業額分別為2.9%及5.1%(即上升約2%)。

董事現估計於截至二零零七年三月三十一日止三個財政年度各年根據神州數碼銷售安排達致之每年採購總額，將分別不會多於47,000,000港元、77,000,000港元及118,000,000港元。該估計乃根據下列因素釐定：

(i) 本集團預測，截至二零零七年三月三十一日止三個財政年度，根據神州數碼銷售安排之交易總值將每年增長2%。此項增長率估計，乃參照上述以往交易數字，以及鑒於神州數碼集團所提供有關產品可補足及迎合本集團之業務或產品需求並收大量採購之利，使本集團預期神州數碼銷售安排下之交易總額之增長，將較本集團資訊科技服務業務之營業額之增長為快而釐定；及

(ii) 本集團資訊科技服務業務營業額於截至二零零七年三月三十一日止三個財政年度之預測增長(外界調查報告提供之中國資訊科技服務業務界別之估計整體增長)。

董事亦估計，截至二零零七年三月三十一日止三個財政年度各年，根據神州數碼採購安排達致之每年採購總額將分別不會多於73,000,000港元、81,000,000港元及88,000,000港元。就本公司所知，神州數碼根據神州數碼採購安排之採購乃為進行神州數碼受委聘之項目而作出。因此，以往數據可能不適用於預測神州數碼採購安排之年度上限。該項安排下之年度交易價值受多項因素影響，如硬件基建之需求、所需產品規格、本集團產品之品牌聲譽及神州數碼集團取得之相關受委項目。因此，神州數碼採購安排之年度上限乃參考下列因素(以外界調查報告提供之資料為基準)進行估計：

(i) 根據截至二零零七年三月三十一日止三個年度中國硬件調配及支援服務之整體需求增長估計；

譽及神州數碼集團取得之相關受委項目。因此，神州數碼採購安排之年度上限乃參考下列因素（以外界調查報告提供之資料為基準）進行估計：

(i) 根據截至二零零七年三月三十一日止三個年度中國硬件調配及支援服務之整體需求增長估計；

(ii) 神州數碼集團現時估計應佔中國硬件調配及支援服務市場之份額；及

(iii)「聯想」品牌電腦於中國之估計市場份額而釐定。

自二零零四年四月一日，神州數碼集團根據神州數碼採購安排向本集團採購之產品約達520,000港元，而預期為支持其客戶驅動之業務要求（如有要求），將與神州數碼集團進行進一步的採購。

(iii) 董事之確認

董事（包括獨立非執行董事）確認，神州數碼銷售安排及神州數碼採購安排經已及將會在本集團日常業務中按一般商業條款進行，經已或將會按公平原則磋商，確屬及將屬公平合理，以及符合本公司股東之整體利益。

本公司之持續關連交易

於本公佈日期，聯想控股分別是本公司與神州數碼的控股股東，故神州數碼及其附屬公司為本公司之關連人士，因此，根據上市規則，本集團與神州數碼集團進行之交易構成本公司之關連交易。由於神州數碼銷售安排及神州數碼採購安排涉及之交易確屬或將屬經常性進行，並預期及將預期持續一段時間，故根據上市規則，該等交易構成本公司之持續關連交易。

當於截至二零零七年三月三十一日止三個財政年度各年根據神州數碼銷售安排達致之每年採購總值分別不超逾47,000,000港元、77,000,000港元及118,000,000港元，以及於截至二零零七年三月三十一日止三個財政年度各年根據神州數碼採購安排達致之每年銷售總值分別不超逾73,000,000港元、81,000,000港元及88,000,000港元，則根據神州數碼銷售安排及神州數碼採購安排進行之交易將屬於上市規則第14A.34條之範圍，僅須遵守上市規則第14A.37至14A.41條及第14A.45至14A.47條所載之年度回顧、申報及公告規定，而無需遵守上市規則第14A章之獨立股東批准規定。

訂立持續關連交易之理由

神州數碼為多個外國品牌資訊科技產品之分銷商。根據神州數碼銷售安排提供之產品主要用於提供如諮詢、應用實施、集成及營運外包等價值鏈服務時轉售予本集團之客戶。神州數碼集團非定期地向本集團訂購「聯想」品牌電腦及相關產品。董事認為根據神州數碼採購安排進行交易，有助本集團從規模生產中受益，因此符合本集團之利益。

董事認為兩個集團各自提供之相關產品可互補彼此之業務及產品要求，而藉著兩個集團所建立之長久業務關係，雙方可以合理確保對方提供產品之質素。因此董事認為神州數碼銷售安排及神州數碼採購安排乃符合本集團及股東之整體實益權益。

一般資料

本集團主要業務為在中國銷售及製造「聯想」品牌電腦及相關產品、移動設備及提供先進資訊科技產品及服務。

神州數碼集團主要從事分銷資訊科技產品、提供系統集成服務及開發與分銷網絡產品。

釋義

「董事會」	指	本公司董事會
「本公司」	指	聯想集團有限公司（Lenovo Group Limited），於香港註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	上市規則所定義者
「神州數碼採購安排」	指	神州數碼集團自本集團購買以「lenovo」（或如適用「Legend」）、「聯想」品牌及本集團不時使用或擁有之任何其他品牌行銷之電腦及其他相關產品（如打印機）及購買有關技術服務
「神州數碼銷售安排」	指	神州數碼集團向本集團銷售資訊科技產品，例如電腦、伺服器、網絡產品及電腦軟件及提供有關技術服務
「神州數碼」	指	神州數碼控股有限公司(Digital China Holdings Limited)，於百慕達註冊成立之有限公司，其股份於聯交所上市
「神州數碼集團」	指	神州數碼及其附屬公司
「神州數碼分拆」	指	神州數碼集團於二零零一年六月自本集團分拆及其股份於聯交所獨立上市
「董事」	指	本公司董事，包括本公司獨立非執行董事
「現行豁免」	指	聯交所於二零零一年五月二十二日授出，有關神州數碼銷售安排及神州數碼採購安排之豁免
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「資訊科技」	指	資訊科技
「聯想控股」	指	聯想控股有限公司(Legend Holdings Limited)，於中國註冊成立之公司，為本公司之控股股東
「上市規則」	指	聯交所證券上市規則
「總協議」	指	本公司與神州數碼訂立以分別規範神州數碼銷售安排及神州數碼採購安排之協議
「舊有上市規則」	指	二零零四年三月三十一日前之上市規則
「中國」	指	中華人民共和國
「聯交所」	指	香港聯合交易所有限公司

承董事會命
柳傳志
主席

於本公佈日期，董事會包括三位執行董事（即柳傳志先生、楊元慶先生及馬雪征女士），一位非執行董事（即曾茂朝先生），以及三位獨立非執行董事（即黃偉明先生、吳家瑋教授及丁利生先生）。

香港，二零零四年六月二日

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

Stock Code: 0992

ANNOUNCEMENT

This announcement is made at the request of the Stock Exchange of Hong Kong Limited.

Lenovo Group Limited (聯想集團有限公司) (the "Company") has noted today's increase in the price of the shares of the Company and is not aware of any reasons for such increase.

Save for certain continuing connected transactions entered (particulars were described in the circular of the Company dated 27 April 2001) and to be entered into with the Company's connected person Digital China Holdings Limited (神州數碼控股有限公司) and its associates pursuant to agreements entered into on 17 May 2004, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the board of directors aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price sensitive nature. The press announcement in respect of the aforesaid continuing connected transactions will be issued as soon as practicable.

Shareholders of the Company and other investors are advised to exercise caution in dealing with the shares of the Company.

Made by the order of the board of directors of the Company who individually and jointly accept responsibility for the accuracy of the information contained in this announcement.

By order of the board of directors
Liu Chuanzhi
Chairman

As at the date of this announcement, the board of directors is comprised of three executive directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive director, namely Mr Zeng Maochao and three independent non-executive directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

19 May 2004, Hong Kong

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

股票代號：0992

公 佈

本公司現應香港聯合交易所有限公司要求而發表本公佈。

聯想集團有限公司(Lenovo Group Limited)(「本公司」)知悉今天本公司的股份價格上升，茲聲明本公司並不知悉導致價格上升的任何原因。

本公司與本公司之關連人士神州數碼控股有限公司(Digital China Holdings Limited)及其聯繫人士已進行若干持續關連交易(詳情載於本公司日期為二零零一年四月二十七日之通函)，並根據於二零零四年五月十七日訂立的協議將進行該等持續關連交易，除此以外，本公司確認，目前並無任何有關收購或變賣的商談或協議為根據《上市規則》第13.23條而須予公開者，董事會亦不知悉有任何足以或可能影響股份價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。有關上述持續關連交易的報章公佈將盡快發表。

本公司股東及其他投資者在買賣本公司股份時務請審慎行事。

本公佈乃承本公司董事會之命而作出；董事會各董事願就本公佈所載資料的準確性承擔個別及共同的責任。

承董事會命
主席
柳傳志

於本公佈日期，董事會成員包括三位執行董事，即柳傳志先生、楊元慶先生及馬雪征女士，一位非執行董事，即曾茂朝先生，以及三位獨立非執行董事，即黃偉明先生、吳家瑋教授及丁利生先生。

二零零四年五月十九日，香港